MANAGEMENT DISCUSSION & ANALYSIS
(All monetary amounts are in thousands of Canadian dollars, except per share amounts or where otherwise noted.)
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and six months ended June 30, 2014. The Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three and six months ended June 30, 2014 and 2013 as well as its audited consolidated financial statements for the years ended December 31, 2013 and 2012. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.
This MD&A is based on information available to management as of August 14, 2014.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES
Forward-looking statements
Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.
Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results.  Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
Non-GAAP Financial Measures
The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, "per share adjusted net earnings", “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales", are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, Adjusted EBITDA, "net energy sales" and "net utility sales" are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales", and "net utility sales". Consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share adjusted net earnings”, “per share cash provided by adjusted funds from operations”, “per share cash provided by operating activities”, "net energy sales" and "net utility sales" can be found throughout this MD&A. Per share cash provided by operating activities is not a substitute measure of performance for earnings per share. Amounts represented by per share cash provided by operating activities do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

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Use of Non-GAAP Financial Measures
Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, unrealized gains or losses on derivative financial instruments, non-cash write downs of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, gains or losses on foreign exchange, earnings or loss from discontinued operations and other infrequent items unrelated to normal ongoing operations. APUC adjusts for these factors as they are typically non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, unrealized gains or losses on derivative financial instruments and interest rate swaps, acquisition costs, litigation expenses, non-cash write downs of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other infrequent items unrelated to normal operations as these are not reflective of the performance of the underlying business of APUC.  APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.
Adjusted funds from operations
Adjusted funds from operations is a non-GAAP metric used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted funds from operations to assess its performance without the effects of (as applicable) changes in working capital balances, acquisition expenses, litigation expenses, cash provided or used in discontinued operations and other infrequent items unrelated to normal operations affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC.  APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.
Net energy sales
Net energy sales is a non-GAAP metric used by investors to identify revenue after commodity costs used to generate revenue where revenue generally is increased or decreased in response to increases or decreases in the cost of the commodity to produce that revenue. APUC uses net energy sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the revenue that is charged. APUC believes that analysis and presentation of net energy sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
Net utility sales
Net utility sales is a non-GAAP metric used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodities are generally included as a pass through in rates to its utility customers. APUC uses net utility sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by the utility customer. APUC believes that analysis and presentation of net utility sales on this

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basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with GAAP.
OVERVIEW AND BUSINESS STRATEGY
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets which deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through a quarterly dividend augmented by share price appreciation arising from dividend growth supported by increasing per share cash flows and earnings.
APUC’s current quarterly dividend to shareholders is U.S. $0.0875 per share or U.S. $0.35 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.
APUC conducts its business primarily through two autonomous subsidiaries: Algonquin Power Co. (“APCo”) which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets; and Liberty Utilities Co. (“Liberty Utilities”), a diversified rate regulated utility which owns and operates a portfolio of North American electric, natural gas and water distribution and wastewater collection utility systems.
Algonquin Power Co.
APCo generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean energy power generation facilities located across North America. APCo seeks to deliver continuing growth through development of new Greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
APCo owns or has interests in: hydroelectric facilities with a combined generating capacity of approximately 120 MW, wind powered generating stations with a combined generating capacity of 650 MW and a solar energy facility with approximately 10 MW of installed generating capacity. Approximately 83% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have a weighted average remaining contract life of 14 years.
APCo owns or has interests in thermal energy facilities with approximately 350 MW of installed generating capacity. Approximately 93% of the electrical output from the owned thermal facilities is sold pursuant to long term power purchase agreements (“PPA”) with major utilities and which have a weighted average remaining contract life of 6 years.
APCo also has a pipeline of development projects that between 2014 and 2016 will add approximately 323 MW of generation capacity from wind powered generating stations and approximately 20 MW from photovoltaic solar powered generation stations with an average contract life of 23 years.
Liberty Utilities Co.
Liberty Utilities is a diversified rate regulated utility providing electricity, natural gas, water distribution and wastewater collection utility services to approximately 485,300 connections. Liberty Utilities provides safe, high quality and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to APUC. In addition to material organic investment opportunities within its service territories, Liberty Utilities delivers continued growth in earnings through accretive acquisition of additional utility systems and other rate regulated assets.
The utility systems owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate. Liberty Utilities reports the performance of its utility operations through three regions – West, Central, and East.
The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems. The regulated electrical distribution utility and related generation assets (the “CalPeco Electric System”) serve approximately 48,300 electric connections in the State of California. Liberty Utilities (West) region’s regulated water and wastewater utility systems serve approximately 68,900 water and wastewater connections located in the State of Arizona.
The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems. The regulated natural gas utilities serve approximately 86,000 natural gas connections located in the States of Missouri, Illinois, and Iowa. Liberty Utilities (Central) region’s regulated water distribution and wastewater collection utilities serve approximately 33,700 water and wastewater customers located in the States of Arkansas, Illinois, Missouri, and Texas.

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Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems located in the State of New Hampshire, and regulated natural gas distribution utility systems located in the States of Georgia and Massachusetts. Liberty Utilities provides regulated local electrical utility services to approximately 43,800 electric connections in the State of New Hampshire; and regulated local gas distribution utility services to approximately 204,600 natural gas connections located in the States of Georgia, New Hampshire and Massachusetts.
MAJOR HIGHLIGHTS
2014 Corporate Highlights
Dividend Increased to U.S. $0.35 Per Common Share Annually
APUC has continued to successfully execute on its growth strategy in 2014 and has completed several acquisitions and advanced on other initiatives including its power development projects that have raised the growth profile for APUC’s earnings and cash flows. These increased earnings and cash flows are reflected in APUC’s second quarter results and support an increase in the dividend to shareholders.  These growth initiatives, discussed throughout this and the annual MD&A, include the acquisition of additional natural gas utilities as well as new wind power and solar generating projects.  As a result, on August 14, 2014, the Board approved a dividend increase to U.S. $0.35, paid quarterly at a rate of U.S.$0.0875. Based on the U.S. dollar exchange rate as at August 14, 2014 of $1.091, the change in dividend to U.S.$0.35 represents an equivalent dividend of CDN $0.382 and an increase of 12.4% as compared to the previous dividend of CDN $0.34.
The change in the currency of the dividend better aligns APUC's dividend with the currency profile of its underlying operations. APUC's combined assets of Algonquin Power Co. and Liberty Utilities Co. are approximately 80% based in the U.S. and generate approximately 80% of its underlying cash flows.
Management believes that the increase in dividend is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation founded on increased earnings and cash flows.
2014 Algonquin Power Co. Highlights
Significant Progress on Power Development Projects
During the first six months of 2014, APCo has made significant progress on advancing several of its power development projects.
At the end of the first quarter, APCo's first solar generating station in Cornwall, Ontario commenced commercial operations and as a result generated cash from operations of $2.3 million in the second quarter.
Construction is well underway at the 24 MW St. Damase wind generating station in Quebec. All turbine foundations have been poured and turbine erection has started. Mechanical completion for all ten units is projected for the third quarter of 2014. The main power transformer has been delivered and set on its foundation. The project is expected to commence operations early in the first quarter of 2015.
Construction at APCo's first solar generating station in the U.S. in Bakersfield, California began in the second quarter of 2014. The site has been mobilized with grading and dust mitigation equipment on site. Commencement of operations is planned for late 2014 or early 2015.
Substantial progress has been made at the 23 MW Morse Wind Project located in Saskatchewan. The turbine supply agreements have been executed with Siemens and the balance of plant engineering, procurement and construction agreement has been signed. The turbine placement has been finalized and registered land leases have been executed with the landowners. Construction activity started in early August 2014 with projected commencement of operations in early 2015.
APCo Credit Facility
On July 31, 2014, APCo increased the credit available under the senior unsecured credit facility ("APCo Facility") to $350 million from $200 million. The larger facility will be used to provide additional liquidity in support of APCo's $849 million development pipeline to be completed over the next three years. In addition to the larger size, the maturity of the facility has been extended from three to four years and now extends until July 31, 2018.
Discontinued Operations
On April 4, 2014, APCo, through its wholly owned subsidiary, completed the previously disclosed sale of the assets of the EFW and BCI Thermal Facilities for proceeds approximating the carrying value of the net assets on the Consolidated Balance Sheet of the Company as at March 31, 2014. In addition, APCo, through its wholly owned subsidiary also sold

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its 2.4MW Clement Dam hydro generating station located in New England on June 17, 2014. These facilities were determined to be no longer strategic to the ongoing operations of APCo.
2014 Liberty Utilities Highlights
Peach State Gas System Rate Case Proceedings
In January 2014, Liberty Utilities and the Staff of the Georgia Public Service Commission ("GPSC") agreed to a settlement with respect to its Georgia Revenue Adjustment Mechanism ("GRAM") which will provide an annual revenue increase of U.S. $4.7 million. The GPSC approval was received in May 2014, with new rates effective as of June 1, 2014.
Litchfield Park Rate Case Proceedings
During the second quarter, the LPSCo Water System agreed to a settlement with the Arizona Corporation Commission ("ACC") with respect to a general rate increase of U.S. $1.8 million annually. The new rates became effective May 1, 2014.
Acquisition of White Hall Water System
On May 30, 2014 Liberty Utilities acquired the assets of the White Hall Water System, a regulated water distribution and wastewater treatment utility located in White Hall, Arkansas. The White Hall Water System serves approximately 1,900 water distribution, and 2,400 wastewater treatment customers. Total purchase price for the White Hall Water System assets, adjusted for certain working capital and other closing adjustments, is approximately U.S. $4.5 million.
2014 SIX MONTH RESULTS FROM OPERATIONS
Key Selected Six month Financial Information

	Six months ended June 30,
(millions of dollars except per share information)	2014	2013
Revenue	$532.4	$342.1
Adjusted EBITDA[1,3]	164.8	119.5
Cash provided by operating activities	99.4	55.6
Adjusted funds from operations[1]	121.9	84.7
Net earnings attributable to Shareholders from continuing operations	50.9	36.1
Net earnings attributable to Shareholders	50.4	1.1
Adjusted net earnings[1]	53.3	34.5
Dividends declared to Common Shareholders	35.2	33.3
Weighted Average number of common shares outstanding	207,067,645	202,802,827
Per share
Basic net earnings/(loss) from continuing operations	$0.22	$0.16
Basic net earnings/(loss)	$0.22	$(0.01)
Adjusted net earnings[1,2]	$0.24	$0.16
Diluted net earnings/(loss)	$0.22	$(0.01)
Cash provided by operating activities[2]	$0.48	$0.27
Adjusted funds from operations[1,2]	$0.57	$0.40
Dividends declared to Common Shareholders	$0.17	$0.16

Total Assets	3,561.9	3,201.8
Total Liabilities[3]	1,389.3	1,091.5

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1
APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions. (see "Non-GAAP Financial Measures")

2	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
3	Includes long-term liabilities and current portion of long-term liabilities.
For the six months ended June 30, 2014, APUC experienced an average U.S. exchange rate for the quarter of approximately 1.0970 as compared to 1.0160 in the same period in 2013. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.
For the six months ended June 30, 2014, APUC reported total revenue of $532.4 million as compared to $342.1 million during the same period in 2013, an increase of $190.3 million. The major factors resulting in the increase in APUC revenue in the six months ended June 30, 2014 as compared to the corresponding period in 2013 are set out as follows:

Six months ended June 30, 2014
(millions)
Comparative Prior Period Revenue	$342.1

Significant Changes:
Liberty Utilities:
Central – Revenue increase due to the increased customer demand in the Midstates Gas Systems, and water and waste water systems	8.9
East – Revenue increase at the Granite State Electric System and EnergyNorth Gas System due to higher customer demand as a result of below seasonal temperatures	32.8
East – Revenue increase due to higher electricity rates at the Granite State Electric System	7.1
East - Increased revenue due to acquisition of the Peach State Gas System (U.S. $28.5 million), the New England Gas System (U.S. $58.4 million), and the Pine Bluff Water System (U.S. $0.8 million)	87.7

APCo:
Renewable
Increased overall wind resources offset by periodic hedge settlement production shortfalls at the Minonk, Senate, and Sandy Ridge Wind Facilities	(1.7)
Higher realized prices from Renewable Energy Credits generated from the U.S. Wind Facilities	4.2
Start of commercial operations for the Cornwall Solar Facility	2.4
Increased wind resource at the St. Leon Wind Facilities	2.0
Effect of hydrology resource compared to comparable period in prior year	(0.8)
Increased customer load at AES	2.9
Thermal
Increased average prices at the Windsor Locks Thermal Facility	4.2
Impact of the stronger U.S. dollar	40.3
Other	0.3
Current Period Revenue	$532.4
A more detailed discussion of these factors is presented within the business unit analysis.

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Adjusted EBITDA for the six months ended June 30, 2014 totalled $164.8 million as compared to $119.5 million during the same period in 2013, an increase of $45.3 million or 37.9%. The increase in Adjusted EBITDA was primarily due to utility acquisitions completed in 2013, the impact of rate case settlements and a stronger U.S. dollar. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the six months ended June 30, 2014, net earnings attributable to Shareholders from continued operations totalled $50.9 million as compared to $36.1 million during the same period in 2013, an increase of $14.8 million or 41.0%. The increase was due to $42.1 million in increased earnings from operating facilities, $0.2 million in increased interest and dividend income, $0.3 million due to a gain on sale of assets, $0.5 million in decreased acquisition costs, and $6.4 million in decreased allocations of earnings to non-controlling interests as compared to the same period in 2013. These items were partially offset by $9.0 million in increased depreciation and amortization expense, $3.8 million in increased administration charges, $0.4 million due to decreased foreign exchange gains, $7.3 million in increased interest expense, $1.0 million in increased write-down of notes receivable and property plant and equipment, $2.9 million in decreased gains from derivative instruments, and $10.4 million in increased income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) as compared to the same period in 2013.
For the six months ended June 30, 2014, net earnings (including discontinued operations) attributable to Shareholders totalled $50.4 million as compared to net earnings attributable to Shareholders of $1.1 million during the same period in 2013, an increase of $49.3 million. Net earnings per share totalled $0.22 for the six months ended June 30, 2014, as compared to net loss per share of $0.01 during the same period in 2013.
During the six months ended June 30, 2014, cash provided by operating activities totalled $99.4 million or $0.48 per share as compared to cash provided by operating activities of $55.6 million, or $0.27 per share during the same period in 2013. During the six months ended June 30, 2014, adjusted funds from operations totalled $121.9 million or $0.57 per share as compared to adjusted funds from operations of $84.7 million, or $0.40 per share during the same period in 2013. The change in adjusted funds from operations in the six months ended June 30, 2014, is primarily due to increased earnings from operations, as compared to the same period in 2013.
Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

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2014 SECOND QUARTER RESULTS FROM OPERATIONS
Key Selected Second Quarter Financial Information

	Three months ended June 30,
(millions of dollars except per share information)	2014	2013
Revenue	$189.3	$148.8
Adjusted EBITDA[1]	66.4	56.4
Cash provided by operating activities	84.5	60.3
Adjusted funds from operations[1]	39.1	37.1
Net earnings attributable to Shareholders from continuing operations	15.3	15.8
Net earnings attributable to Shareholders	14.6	(18.1)
Adjusted net earnings[1]	16.5	14.9
Dividends declared to Common Shareholders	17.6	17.4
Weighted Average number of common shares outstanding	207,354,112	204,908,701
Per share
Basic net earnings/(loss) from continuing operations	$0.06	$0.07
Basic net earnings/(loss)	$0.06	$(0.09)
Adjusted net earnings[1,2]	$0.07	$0.07
Diluted net earnings/(loss)	$0.06	$(0.09)
Cash provided by operating activities[2]	$0.41	$0.29
Adjusted funds from operations[1,2]	$0.17	$0.17
Dividends declared to Common Shareholders	$0.09	$0.09

1
APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions. (see "Non-GAAP Financial Measures")

2	APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.
For the three months ended June 30, 2014, APUC experienced an average U.S. exchange rate for the quarter of approximately 1.0902 as compared to 1.0235 in the same period in 2013. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.
For the three months ended June 30, 2014 , APUC reported total revenue of $189.3 million as compared to $148.8 million during the same period in 2013, an increase of $40.5 million. The major factors resulting in the increase in APUC revenue in the three months ended June 30, 2014 as compared to the corresponding period in 2013 are set out as follows:

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Three months ended June 30, 2014
(millions)
Comparative Prior Period Revenue	$148.8

Significant Changes:
Liberty Utilities:
East – Revenue increase due to higher electricity rates as a result of the Granite State Electric System's rate case (U.S. 5.1 million), and the Peach State Gas System's GRAM filing (U.S. $2.1 million)	7.2
East – Revenue increase at the Granite State Electric System (U.S. $0.8 million), EnergyNorth Gas System (U.S. $1.5 million), and Peach State Gas System (U.S. $0.4 million) due to higher customer demand as a result of below seasonal temperatures	2.7
East - Increased revenue due to acquisition of the New England Gas System	14.4

APCo:
Renewable
Higher realized prices on sale of Renewable Energy Credits generated from the U.S. Wind Facilities	2.7
Start of commercial operations for the Cornwall Solar Facility	2.4
Decreased customer load at AES	(0.4)
Impact of the stronger U.S. dollar	11.4
Other	0.1
Current Period Revenue	$189.3
A more detailed discussion of these factors is presented within the business unit analysis.
Adjusted EBITDA for the three months ended June 30, 2014 totalled $66.4 million as compared to $56.4 million during the same period in 2013, an increase of $10 million or 17.7%. The increase in Adjusted EBITDA was primarily due to acquisitions completed in 2013, impact of rate case settlements, and a stronger U.S. dollar. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).
For the three months ended June 30, 2014, net earnings attributable to Shareholders from continued operations totalled $15.3 million as compared to $15.8 million during the same period in 2013, a decrease of $0.5 million. The decrease was due to $2.7 million in increased depreciation and amortization expense, $0.9 million in increased administration charges, $1.7 million due to decreased foreign exchange gains, $3.3 million in increased interest expense, $0.3 million in increased write-down of notes receivable and property plant and equipment, $1.9 million in decreased gains from derivative instruments, and $4.9 million in increased income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) as compared to the same period in 2013. These items were partially offset by $10.8 million in increased earnings from operating facilities, $0.2 million in increased interest and dividends, $0.3 million in decreased acquisition costs, and $3.7 million in decreased allocations of earnings to non-controlling interests as compared to the same period in 2013.
For the three months ended June 30, 2014, net earnings (including discontinued operations) attributable to Shareholders totalled $14.6 million as compared to net loss attributable to Shareholders of $18.1 million during the same period in 2013, an increase of $32.7 million. Net earnings per share totalled $0.06 for the three months ended June 30, 2014, as compared to net loss per share of $0.09 during the same period in 2013.
During the three months ended June 30, 2014, cash provided by operating activities totalled $84.5 million or $0.41 per share as compared to cash provided by operating activities of $60.30, or $0.29 per share during the same period in 2013. During the three months ended June 30, 2014, adjusted funds from operations totalled $39.1 million or $0.17 per share as compared to adjusted funds from operations of $37.1 million, or $0.17 per share during the same period in 2013. The change in adjusted funds from operations in the three months ended June 30, 2014, is primarily due to increased earnings from operations, as compared to the same period in 2013.
Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of

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performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

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ALGONQUIN POWER CO.
APCo: Renewable Energy Division

		Three months ended June 30			Six months ended June 30
	Long Term Average Resource	2014	2013	Long Term Average Resource	2014	2013
Performance (GW-hrs sold)
Hydro Facilities:
Ontario Region[1]	37.2	34.7	16.5	74.3	72.2	24.4
Quebec Region	82.4	81.0	88.9	139.8	129.6	151.5
Maritime Region	72.2	53.7	68.6	107.9	87.4	109.9
Western Region	19.0	21.4	19.7	28.6	33.8	29.3
	210.8	190.8	193.7	350.6	323.0	315.1
Wind Facilities:
Manitoba Region	99.5	106.0	105.7	220.9	238.9	209.9
Saskatchewan Region[2]	20.8	20.4	20.4	44.0	47.9	41.3
Pennsylvania Region[3]	37.7	35.1	35.3	84.8	79.8	80.1
Illinois Region[4]	256.9	253.5	242.2	567.2	565.5	526.0
Texas Region[5]	137.4	158.1	155.0	288.7	305.8	300.3
	552.3	573.1	558.6	1,205.6	1,237.9	1,157.6
Solar Facilities:
Ontario Region[6]	4.5	5.2	—	4.7	5.3	—
Total	767.6	769.1	752.3	1,560.9	1,566.2	1,472.7

Revenue		(millions)	(millions)		(millions)	(millions)
Energy sales[7]		$41.4	$37.9		$85.0	$76.7
Less:
Cost of Sales – Energy[8]		(2.0)	(1.0)		(12.4)	(3.3)
Realized gain/(loss) on AES hedges[9]		—	—		4.0	0.7
Net Energy Sales		$39.4	$36.9		$76.6	$74.1

Renewable Energy Credits ("REC")		4.2	1.5		6.5	2.3
Other Revenue		0.2	0.5		0.9	0.4
Total Net Revenue		$43.8	$38.9		$84.0	$76.8
Expenses
Operating expenses		(11.8)	(9.6)		(23.0)	(18.5)
Interest and Other income		0.4	0.6		0.8	0.9
HLBV income/(loss)		7.5	7.5		16.0	12.6
Division operating profit		$39.9	$37.4		$77.8	$71.8

2014 Second Quarter Report	11
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1	APCo's Long Sault hydro facility was offline during most of the first nine months of 2013 but with lost revenue covered by insurance. See below for additional commentary.
2
APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility under contract and has an option to acquire a 75% equity interest in the facility in 2016.

3	Represents the operations of the Sandy Ridge Wind Facility.
4
Represents the operations of the Minonk and the Shady Oaks Wind Facilities. Production at the Shady Oaks was 88.8 GWhrs and 201.5 GWhrs in the 3 and 6 months ended June 30, 2014. Production at Shady Oaks can be subject to congestion related curtailment by the independent system operator but in this case compensation is expected to be received for lost energy sales.

5	Represents the operations of the Senate Wind Facility.
6	Represents the operations of Cornwall Solar which commenced March 27, 2014.
7	Prior year comparative restated to conform with current presentation. Reclassification of certain sales by AES to the Thermal Energy Division to attribute revenues to point of generation.
8
Cost of Sales - Energy consists of energy purchases by Algonquin Energy Services (“AES”) which is resold to its retail and industrial customers. Under GAAP, in APUC’s unaudited interim consolidated Financial Statements, these amounts are included in operating expenses.

9	See Financial statements note 20(b)(iv).
2014 Six Month Operating Results
For the six months ended June 30, 2014, the Renewable Energy Division produced 1,566.2 GW-hrs of electricity, as compared to 1,472.7 GW-hrs produced in the same period in 2013, an increase of 6.3%. The increased generation is primarily due to stronger wind resources in the Manitoba and Illinois regions, the addition of the Cornwall Solar Facility for the second quarter of 2014 and full production in the Ontario region during the first two quarters of 2014 as compared to the same period in 2013 when the Long Sault Hydro Facility was partially offline. This level of production represents sufficient renewable energy to supply the equivalent of 174,000 homes on an annualized basis with renewable power. As a result of renewable energy production, the equivalent of 861,410 tons of CO2 gas was prevented from entering the atmosphere in the six months ended June 30, 2014.
During the six months ended June 30, 2014, the Renewable Energy Division generated electricity equal to 100.3% of long-term projected average resources (wind, hydrology and solar) as compared to 94.3% during the same period in 2013. During the six months ended June 30, 2014, the Manitoba, Saskatchewan, Texas and Western regions produced 6% to 18% above long-term average resources, while Illinois and Ontario regions achieved production approximately at long-term averages. Pennsylvania, Maritime and Quebec regions produced 6% to 19% lower than long-term average resources.
During the six months ended June 30, 2014 APCo's solar facility located in Ontario had its first full quarter of operations generating 5.3 GW-hrs of electricity which is equal to 13% above long-term average resources from the commercial operation date. The facility reached commercial operation on March 27, 2014 and has a 20 year FIT Power Purchase Agreement with the Ontario Power Authority.
For the six months ended June 30, 2014, revenue from energy sales in the Renewable Energy Division totalled $85.0 million, as compared to $76.7 million during the same period in 2013, for an increase of $8.3 million. As the purchase of energy by AES is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s sales results. For the six months ended June 30, 2014, net energy sales in the Renewable Energy Division totalled $76.6 million, as compared to $74.1 million during the same period in 2013.
Revenue from generation at APCo’s hydro facilities located in the Ontario, Quebec and Western regions decreased by $0.9 million as compared to the same period in 2013 (including business interruption insurance proceeds for the Long Sault Hydro Facility). The decrease is primarily attributed to low flows due to the extremely cold weather this winter, as compared to the same period of 2013. Revenue from APCo’s hydro facility located in the Maritime region decreased $0.2 million primarily due to lower hydrology.
Revenue from APCo’s wind facilities located in the Manitoba region increased by $2.0 million due to higher wind resources at the St. Leon Wind facilities. Revenues from APCo’s U.S. wind facilities located in Illinois, Pennsylvania and Texas regions increased by $1.1 million primarily as a result of increased production due to a higher wind resource and a more favorable exchange rate, offset by unfavorable hedge settlements under the Minonk, Senate and Sandy Ridge power hedges caused by periodic production shortfalls and a high spot power price caused by the unusually cold weather early in the year.
Revenue from generation at APCo’s new solar facility located in Cornwall, Ontario totalled $2.4 million for the period.

2014 Second Quarter Report	12
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the six months ended June 30, 2014, revenue at AES increased $3.9 million or 44% primarily due to increased customer load served. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility and other revenue.
For the six months ended June 30, 2014, energy purchase costs by AES totalled $12.4 million as compared to $3.3 million during the same period in 2013, an increase of $9.1 million. AES’ increased energy purchase costs for the six months ended June 30, 2014 were primarily due to lower hydrology at the Maritime region, thereby requiring increased energy purchases from external suppliers, at higher average prices. During this period, AES purchased approximately 89.0 GW-hrs of energy at market and fixed rates averaging U.S. $141 per MW-hr. During the six months ended June 30, 2014, the Maritime region generated approximately 46% of the load required to service its customers as well as AES’ customers, as compared to 74% in the same period in 2013. To mitigate the risk of higher average energy prices as was experienced in the quarter, AES had previously entered into certain power hedges as part of its risk mitigation strategies. For the six months ended June 30, 2014, $4.0 million was realized in connection with these hedges and is recorded as a realized gain on derivative financial instruments on the Consolidated Statement of Operations.
For the six months ended June 30, 2014, REC revenue totalled $6.5 million as compared to $2.3 million in the same period in 2013, an increase of $4.2 million primarily attributed to increased market pricing in the Illinois and Pennsylvania regions. REC units are generated at a ratio of one REC unit per one MWHr generated and are sold in the market in which the REC is generated. For the six months ended June 30, 2014, REC units and related revenues were generated at the Sandy Ridge, Minonk, Senate and Shady Oaks Wind Facilities.
The Red Lily I Wind Facility located in Saskatchewan produced 47.9 GW-hrs of electricity for the six months ended June 30, 2014. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I Wind Facility for a direct 75% equity interest in 2016. For the six months ended June 30, 2014, APCo earned fees of $0.8 million (which is classified as other revenue) and interest income of $0.8 million from Red Lily I Wind Facility.
For the six months ended June 30, 2014, operating expenses excluding energy purchases totalled $23.0 million, as compared to $18.5 million during the same period in 2013, an increase of $4.5 million. The increase was primarily attributable to: the appreciation of the U.S. dollar ($1.1 million), increased development costs ($0.8 million), cost of RECs contracted in the first quarter of 2014 but produced in the fourth quarter of 2013 ($0.6 million), increased operating costs at the Long Sault hydro facility which was only partly operational in the first six months of 2013 ($0.5 million) and increased property taxes ($0.5 million).
For the six months ended June 30, 2014, interest and other income totalled $0.8 million, consistent with the same period in 2013. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I Wind Facility. This amount is included as part of APCo’s earnings from its investment in Red Lily I Wind Facility, as discussed above.
Hypothetical Liquidation at Book Value (“HLBV”) income represents the value of net tax attributes, primarily related to electricity production, generated by APCo in the period from certain of its U.S. wind power generation facilities. The value of net tax attributes generated in the six month period ended June 30, 2014 amounted to an approximate HLBV income of $16.0 million as compared $12.6 million in the prior year primarily resulting from a stronger US dollar exchange rate, increased overall production, and a higher income allocation to APUC due to the reduced economic interest in the projects attributable to tax equity.
For the six months ended June 30, 2014, the Renewable Energy Division’s operating profit totalled $77.8 million, as compared to $71.8 million during the same period in 2013, representing an increase of $6.0 million. As a result of the stronger U.S. dollar, operating profit increased by $4.8 million.

2014 Second Quarter Operating Results
For the quarter ended June 30, 2014, the Renewable Energy Division produced 769.1 GW-hrs of electricity, as compared to 752.3 GW-hrs produced in the same period in 2013, an increase of 2.2%. The increased generation is primarily due to stronger wind resource in the Illinois and Texas regions, full production in the Ontario region compared to the previous year, and the first full quarter of production at the Cornwall Solar Facility in Ontario; partially offset by decreased production in the Quebec and Maritime regions due to lower hydrology. This level of production represents sufficient renewable energy to supply the equivalent of 170,800 homes on an annualized basis with renewable power. As a result of renewable energy production, the equivalent of 423,005 tons of CO2 gas was prevented from entering the atmosphere in the second quarter 2014.
During the quarter ended June 30, 2014, the division generated electricity equal to 100.2% of long-term projected average resources (wind, hydrology, and solar) as compared to 98.0% during the same period in 2013. In the second quarter of 2014,

2014 Second Quarter Report	13
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

the Manitoba, Texas and Western regions produced 7% to 15% above long-term average resources, while Illinois, Saskatchewan and Quebec regions achieved production approximately at long-term averages. Ontario, Maritime and Pennsylvania regions produced 7% to 26% lower than long-term average resources.
For the quarter ended June 30, 2014, APCo's solar facility located in Ontario had it first full quarter of operations generating 5.2 GW-hrs of electricity which is equal to 115% of long-term projected average resources. The facility reached commercial operation on March 27, 2014 and has a 20 year FIT Power Purchase Agreement with the Ontario Power Authority.
For the quarter ended June 30, 2014, revenue from energy sales in the Renewable Energy Division totalled $41.4 million, as compared to $37.9 million during the same period in 2013, for an increase of $3.5 million. As the purchase of energy by AES is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s sales results. For the quarter ended June 30, 2014, net energy sales in the Renewable Energy Division totalled $39.4 million, as compared $36.9 million during the same period in 2013.
Revenue from generation at APCo’s hydro facilities located in the Ontario, Quebec and Western regions totalled $10.1 million as compared to $10.2 million during the same period in 2013 (including business interruption insurance proceeds for the Long Sault facility). The decrease is mainly attributed to lower weighted average energy rates, offset by increased revenues at the Long Sault facility compared to the business interruption insurance proceeds received in the second quarter of 2013. Revenue from APCo’s hydro facility located in the Maritime region decreased $0.2 million primarily due to lower hydrology.
Revenue from APCo’s wind facilities located in the Manitoba region increased $0.2 million due to stable wind resources at the St. Leon Wind facilities. Revenues from APCo’s U.S. wind facilities located in Illinois, Pennsylvania and Texas regions increased by $1.3 million caused primarily by a favorable U.S. dollar foreign exchange rate and increased production.
Revenue from generation at APCo’s new solar facility located in Cornwall, Ontario totalled $2.3 million for the quarter ended June 30, 2014.
For the three months ended June 30, 2014, revenue at AES decreased $0.1 million or 2.9% primarily due to decreased customer load served. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of committed customer deliveries from the Tinker Facility and other revenue.
For the quarter ended June 30, 2014, energy purchase costs by AES totalled $2.0 million as compared to $1.0 million during the same period in 2013, an increase of $1.0 million. AES increased energy purchase costs for the quarter ended June 30, 2014 was primarily due to lower Hydrology at Maritime and a higher volume of energy purchases from external suppliers, at higher average prices. During this period, AES purchased approximately 28.4 GW-hrs of energy at market and fixed rates averaging U.S. $68 per MW-hr. During the quarter, the Maritime region generated approximately 62% of the load required to service its customers as well as AES’ customers, as compared to 84% in the same period in 2013.
For the quarter ended June 30, 2014, REC revenue totalled $4.2 million as compared to $1.5 million in the same period in 2013, an increase of $2.7 million largely attributable to increased market pricing in the Illinois and Pennsylvania regions. REC units are generated at a ratio of one REC unit per one MWHr generated and are sold in the market in which the REC is generated. For the quarter ended June 30, 2014, REC units and related revenues were generated at the Sandy Ridge, Minonk, Senate and Shady Oaks Wind Facilities.
The Red Lily I Wind Facility located in Saskatchewan produced 20.4 GW-hrs of electricity for the quarter ended June 30, 2014. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I Wind Facility for a direct 75% equity interest in 2016. For the quarter ended June 30, 2014, APCo earned fees of $0.2 million (which is classified as other revenue) and interest income of $0.4 million from Red Lily I Wind Facility.
For the quarter ended June 30, 2014, operating expenses excluding energy purchases totalled $11.8 million, as compared to 9.6 million during the same period in 2013, an increase of $2.2 million. The increase was primarily attributable to: the appreciation of the U.S. dollar ($0.4 million), increased development costs ($0.6 million), and increased water lease payments due to increased hydro production and increased property taxes.
For the quarter ended June 30, 2014, interest and other income totalled $0.4 million, consistent with the same period in 2013. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I Wind Facility. This amount is included as part of APCo’s earnings from its investment in Red Lily I Wind Facility, as discussed above.
For the quarter ended June 30, 2014, value of net tax attributes generated amounted to an approximate HLBV income of $7.5 million consistent with the prior year. In the second quarter of 2013, additional contributions by tax equity partners led to an additional $0.8 million of HLBV income in the prior year.  Excluding these additional contributions, HLBV income

2014 Second Quarter Report	14
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

increased by $0.8 million for the quarter. The increase was attributable to increased overall production, a stronger US dollar exchange rate and the reduced economic interest in the projects attributable to tax equity.
For the quarter ended June 30, 2014, the Renewable Energy Division’s operating profit totalled $39.9 million, as compared to $37.4 million during the same period in 2013, representing an increase of $2.5 million. As a result of the stronger U.S. dollar operating profit increased by $2.7 million.
APCo: Thermal Energy Division
2014 Six Month Operating Results

	Six months ended June 30, 2014			Six months ended June 30, 2013
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance(GW-hrs sold)	57.9	62.3	120.2	57.9	67.1	125.0
Performance(steam sales – billion lbs)	340.0	—	340.0	345.3	—	345.3

(all amounts in millions)
Revenue
Energy/steam sales	$14.9	$8.5	$23.4	$9.6	$7.2	$16.8
Less:
Cost of Sales – Fuel	(10.2)	(3.5)	(13.7)	(6.1)	(2.9)	(9.0)
Net Energy/Steam Sales	$4.7	$5.0	$9.7	$3.5	$4.3	$7.8
Other revenue	0.9	0.7	1.6	0.3	0.8	1.1
Total net revenue	$5.6	$5.7	$11.3	$3.8	$5.1	$8.9
Expenses
Operating expenses	(2.8)	(2.4)	(5.2)	(2.4)	(2.8)	(5.2)
Facility operating profit	$2.8	$3.3	$6.1	$1.4	$2.3	$3.7
Interest and other income			—			(0.2)
Divisional operating profit			$6.1			$3.5
APCo’s Sanger and Windsor Locks Thermal Facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between the two facilities in the average landed cost for natural gas and may result in the facilities showing differing costs per unit compared to each other and compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.
Production data, revenue and expenses have been adjusted to remove the results of the EFW Facility and BCI Facility which are now sold. See Financial Statement note 12 for details.
For the six months ended June 30, 2014, the Thermal Energy Division produced 120.2 GW-hrs of electrical energy as compared to 125.0 GW-hrs of electrical energy in the comparable period of 2013. The decrease in production is due to Sanger's planned outage and limitation of the run hours.
For the six months ended June 30, 2014, the Thermal Energy Division’s operating profit was $6.1 million as compared to $3.5 million in the same period in 2013, an increase of $2.6 million. The Windsor Locks Thermal Facility contributed $2.8 million, while the Sanger Thermal Facility contributed $3.3 million of operating profit during the six months ended June 30, 2014 as compared to $1.4 million and $2.3 million, respectively during the same period in the prior year. Interest and other income for the six months ended June 30, 2014 was $nil as compared to a loss of $0.2 million during the same period in the prior year as a result of improved operations at the Valley Power Partnership. As a result of the stronger U.S. dollar operating profit increased by $0.4 million. Detailed results of each facility are described below.

2014 Second Quarter Report	15
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Windsor Locks Thermal Facility
For the six months ended June 30, 2014, the Windsor Locks Thermal Facility sold 340.0 billion lbs of steam as compared to 345.3 billion lbs of steam and 57.9 GW-hrs of electricity as compared to 57.9 GW-hrs of electricity in the comparable period of 2013.
The Windsor Locks Thermal Facility’s operating profit was driven by energy/steam sales of $14.9 million, as compared to $9.6 million in the same period in 2013. The increase in electricity/steam sales is attributed to a higher average price for gas as a result of the better ISO NE electricity market price driven by seasonally low temperatures. Gas costs for the period were $10.2 million as compared to $6.1 million in the same period in 2013. The increase in gas costs is a result of a 46% increase on the average landed cost of natural gas per MMBTU and a 4% increase in the volume of natural gas consumed, as compared to the same period in 2013.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the six months ended June 30, 2014, net sales at the Windsor Locks Thermal Facility totalled $4.7 million, as compared to $3.5 million during the same period in 2013, an increase of $1.2 million resulting from a stronger U.S. dollar exchange rate, increased price of electricity and steam sales.
Operating expenses, excluding natural gas costs were $2.8 million as compared to $2.4 million during the same period in 2013. The increase is primarily attributable to the cost of RECs sold in the first six months of 2014 whose costs were inventorized in 2013. The Windsor Locks Thermal Facility’s resulting net operating income for the six months ended June 30, 2014 was $2.8 million as compared to $1.4 million in the same period in 2013, an increase of $1.4 million.
Sanger Thermal Facility
The Sanger Thermal Facility’s operating profit was driven by energy/steam sales of $8.5 million as compared to $7.2 million in the same period in 2013, an increase of $1.3 million. The increase in energy/steam sales is attributed primarily to $0.8 million in increased gas prices which is primarily a pass through to customers as it is reflected in higher market prices as compared to the same period in 2013 and a better achieved efficiency than contracted. Capacity revenues remained unchanged at $3.4 million. Gas costs for the period were $3.5 million as compared to $2.9 million in the same period in 2013. The increase in gas costs is due to a 22% increase in the average cost of natural gas per MMBTU as compared to the same period in 2013. This is offset by an 8.0% decrease in the volume of natural gas consumed due to planned outage in the first quarter of 2014.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the six months ended June 30, 2014, net energy sales at the Sanger Thermal Facility totalled $5.0 million, as compared to $4.3 million during the same period in 2013, an increase of $0.7 million.
Operating expenses, excluding natural gas costs were $2.4 million as compared to $2.8 million in the same period in 2013. The $0.4 million decrease in operating expenses was attributable to lower costs for maintenance and supplies. The Sanger Thermal Facility’s resulting net operating income for the six months ended June 30, 2014 was $3.3 million as compared to $2.3 million in the same period in 2013, an increase of $1 million.

2014 Second Quarter Report	16
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Second Quarter Operating Results

	Three months ended June 30, 2014			Three months ended June 30, 2013
	Windsor Locks	Sanger	Total	Windsor Locks	Sanger	Total
Performance(GW-hrs sold)	25.2	30.3	55.5	27.9	32.7	60.6
Performance(steam sales – billion lbs)	138.8	—	138.8	145.2	—	145.2

(all amounts in millions)
Revenue
Energy/steam sales	$4.0	$5.1	$9.1	$4.0	$4.6	$8.6
Less:
Cost of Sales – Fuel	(2.1)	(1.7)	(3.8)	(2.5)	(1.5)	(4.0)
Net Energy/Steam Sales	$1.9	$3.4	$5.3	$1.5	$3.1	$4.6
Other revenue	0.3	0.5	0.8	0.1	0.4	0.5
Total net revenue	$2.2	$3.9	$6.1	$1.6	$3.5	$5.1
Expenses
Operating expenses	(1.5)	(1.4)	(2.9)	(1.1)	(1.6)	(2.7)
Facility operating profit	$0.7	$2.5	$3.2	$0.5	$1.9	$2.4
Interest and other income			0.2			(0.5)
Divisional operating profit			$3.4			$1.9
APCo’s Sanger and Windsor Locks Thermal Facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between the two facilities in the average landed cost for natural gas and may result in the facilities showing differing costs per unit compared to each other and compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.
Production data, revenue and expenses have been adjusted to remove the results of the EFW Facility and BCI Facility which is now sold. See Financial Statement note 12 for details.
For the three months ended June 30, 2014, the Thermal Energy Division produced 55.5 GW-hrs of electrical energy as compared to 60.6 GW-hrs of electrical energy in the comparable period of 2013. The decrease in electrical energy production at the Windsor Locks facility was primarily due to lower electrical demand from its energy & steam host. The decreased production at Sanger is due to a planned outage limiting the run hours during the second quarter of 2014.
For the three months ended June 30, 2014, the Thermal Energy Division’s operating profit was $3.4 million as compared to $1.9 million in the same period in 2013, an increase of $1.5 million. The Windsor Locks Thermal Facility contributed $0.7 million, while the Sanger Thermal Facility contributed $2.5 million of operating profit during the three months ended June 30, 2014 as compared to $0.5 million and $1.9 million, respectively during the same period in the prior year. Interest and other income for the three months ended June 30, 2014 was $0.2 million as compared to a loss of $0.5 million during the same period in the prior year. The increase is primarily due to improved operations at the Valley Power Partnership, leading to an improvement in profitability of $0.6 million. As a result of the stronger U.S. dollar operating profit increased by $0.3 million. Detailed results of each facility are described below.
Windsor Locks Thermal Facility
For the three months ended June 30, 2014, the Windsor Locks Thermal Facility sold 138.8 billion lbs of steam as compared to 145.2 billion lbs of steam and 25.2 GW-hrs of electricity as compared to 27.9 GW-hrs of electricity in the comparable period of 2013.
The Windsor Locks Thermal Facility’s operating profit was driven by energy/steam sales of $4.0 million, consistent with the same period in 2013. Gas costs for the period were $2.1 million as compared to $2.5 million in the same period in 2013. The decrease in gas costs is a result of a 13% decrease on the average landed cost of natural gas per MMBTU and an 8% decrease in the volume of natural gas consumed, as compared to the same period in 2013.

2014 Second Quarter Report	17
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the three months ended June 30, 2014, net sales at the Windsor Locks Thermal Facility totalled $1.9 million, as compared to $1.5 million during the same period in 2013, an increase of $0.4 million as increased efficiency offset the decrease in energy sold.
Operating expenses, excluding natural gas costs were $1.5 million as compared to $1.1 million in the same period in 2013. The increase was primarily due to planned maintenance in 2014 ($0.3 million), in addition to previously inventoried REC's in 2013 and the appreciation of the US currency. The Windsor Locks Thermal Facility’s resulting net operating income for the three months ended June 30, 2014 was $0.7 million as compared to $0.5 million in the same period in 2013.
Sanger Thermal Facility
The Sanger Thermal Facility’s operating profit was driven by energy/steam sales of $5.1 million as compared to $4.6 million in the same period in 2013, an increase of $0.5 million. The increase in energy/steam sales is attributed primarily to $0.3 million in increased gas prices which is primarily a pass through to customers as it is reflected in higher market prices, and a better achieved efficiency than contracted as compared to the same period in 2013. Capacity revenues remained unchanged at $0.9 million. Gas costs for the period were $1.7 million as compared to $1.5 million in the same period in 2013. The increase in gas costs is due to a 15% increase in the average cost of natural gas per MMBTU as compared to the same period in 2013. This is offset by an 8% decrease in the volume of natural gas consumed due to planned outage in the first quarter of 2014.
As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales’ (see non-GAAP Financial Measures) as an appropriate measure of the division’s results. For the three months ended June 30, 2014, net energy sales at the Sanger Thermal Facility totalled $3.4 million, as compared to $3.1 million during the same period in 2013, an increase of $0.3 million.
Operating expenses, excluding natural gas costs were $1.4 million which was consistent with the same period in 2013. The Sanger Thermal Facility’s resulting net operating income for the three months ended June 30, 2014 was $2.5 million as compared to $1.9 million in the same period in 2013, an increase of $0.6 million.
APCo: Development Division
The Development Division works to identify, develop and construct new power generating facilities, as well as to identify, and acquire, operating projects that would be complementary and accretive to APCo’s existing portfolio.
APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of power purchase agreements.  All of the projects contained in the table below meet the following criteria: a proven wind or solar resource, a signed power purchase agreement with credit worthy counterparties, and meet or exceed the Company's investment return criteria.

Project Name	Location	Size (MW)	Estimated Capital Cost	Commercial Operation	PPA Term	Production GW-hrs
Projects in Construction
Morse Wind[1]	Saskatchewan	23	$81.3	2015	20	104.0
St. Damase[1,2,4]	Quebec	24	$65.0	2015	20	76.9
Bakersfield Solar[1,5]	California	20	$62.4	2014/15	20	53.3
		67	$208.7			234.2
Projects in Development
Chaplin Wind[1]	Saskatchewan	177	$340.0	2016	25	720.0
Amherst Island[1]	Ontario	75	$230.0	2015/16	20	247.0
Val Eo - Phase I1,3,4	Quebec	24	$70.0	2015	20	66.0
		276	$640.0			1,033.0
Total		343	$848.7			1,267.2

2014 Second Quarter Report	18
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

1	PPA signed
2
The St. Damase project is being developed in two phases: Phase I of the project (24MW) will be erected in 2014 and the 101MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.

3
The Val Eo project is being developed in two phases: Phase I of the project (24MW) will be erected in 2015 and the 101 MW Phase II of the project will be constructed following evaluation of the wind resource at the site, completion of satisfactory permitting and entering into appropriate energy sales arrangements.

4	Size, Estimated Capital Costs, Commercial Operation Date, PPA Term and Production refer solely to Phase I of the St. Damase and Val-Eo wind projects.
5	Total cost of the project is expected to be approximately $58.5 million in U.S. dollars.
6	Total cost of the project is expected to be approximately $324 million in U.S. dollars.
Morse Wind Project
The 23MW project is to be constructed near Morse, Saskatchewan, approximately 180 km west of Regina. The project has additional land under lease to facilitate future expansion. The Project has a 23MW PPA with SaskPower. The turbine supply agreements have been executed with Siemens and the Balance of Plant Engineering, Procurement and Construction agreement has been signed. The turbine placement has been finalized and registered land leases have been executed with the landowners. Construction activity started in early August with projected Commencement of Operations in early 2015.
Saint-Damase Wind Project
Phase one of the Saint-Damase Wind Project is located in the local municipality of Saint-Damase, which is within the regional municipality of Les Maskoutains. The project is a 24MW facility located near St. Damase, Quebec in a partnership with the Municipality of Saint-Damase. The Saint-Damase wind project has signed a 20 year PPA with Hydro Quebec and has projected capital costs of $65 million. On June 25, 2013, the partnership executed an interconnection agreement with Hydro Quebec. The permitting and the environmental impact assessment are completed and the construction of the first project phase started in late first quarter of 2014. At the end of second quarter, turbine foundations have been completed, with construction of roads, the collector system, and other major project components proceeding as planned. Commercial operation for the project expected in Q1 2015.
It is believed that the turbines and other components utilized in the first 24MW phase of the Saint-Damase Wind Project will qualify as Canadian Renewable and Conservation Expense ("CRCE") and therefore a significant portion of the Phase I capital cost will eligible for a refundable Quebec tax credit ("Quebec CRCE Tax Credit"). In June 2014, the government of Quebec released the 2014-2015 budget, which included a 20% reduction in value for a wide range of tax credits, including the Quebec CRCE Tax Credit. The estimated value of the Quebec CRCE tax credit for the Saint-Damase project has accordingly been reduced to approximately $16.4 million. It is contemplated that a request for a PPA in respect of Phase II of the project will be submitted to Hydro Quebec pursuant to its current request for proposals and if successful would proceed based on the results achieved in Phase I.
Bakersfield Solar Project
APCo has completed the acquisition for the development rights to a 20 MWac solar powered generating station located in Kern County, California. Following commissioning, the Bakersfield Solar Project is expected to generate 53.3 GW-hrs of energy per year. All energy from the project will be sold to PG&E pursuant to a 20 year agreement.
On August 13, 2014, APCo entered into a definitive partnership agreement with a third party (the "Tax Investor") pursuant to which the Tax Investor will contribute U.S. $22.0 million towards the capital cost of the project. With its partnership interest, the Tax Investor will receive the majority of the tax attributes associated with the project. It is anticipated that the total expected capital costs for the project of U.S. $58.5 million will be funded approximately 65% by APCo and the balance by the Tax Investor. Kern County has issued a building permit for the Photovoltaic Array Site and construction commenced in the second quarter of 2014. The site has been mobilized with grading and dust mitigation equipment on site. Panels have arrived on site, and key component procurement is continuing as planned. Commencement of operations is planned for late 2014 or early 2015.
LIBERTY UTILITIES
Liberty Utilities is a diversified rate regulated utility providing distribution, transmission and generation services to approximately 485,300 connections in the natural gas, electric, water and wastewater sectors.  Liberty Utilities’ strategy is to grow its

2014 Second Quarter Report	19
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

business organically and through business development activities while using prudent acquisition criteria.  Liberty Utilities believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing community connections.

Utility System Type	June 30, 2014		June 30, 2013
	Assets	Connections	Assets	Connections
	U.S. $		U.S. $
	(millions)		(millions)
Electricity	$289.8	92,100	$261.9	91,000
Natural Gas	679.6	290,600	554.9	235,700
Water and Wastewater	239.3	102,600	235.5	96,700
Total	$1,208.7	485,300	$1,052.3	$423,400

Accumulated Deferred Income Taxes	$92.7		$62.9
Liberty Utilities reports the performance of its utility operations by geographic region – West, Central, and East.
The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems and serves approximately 117,200 connections in the states of Arizona and California.
The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems and serves approximately 119,700 connections located in the states of Arkansas, Illinois, Iowa, Missouri, and Texas.
The Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems and serves approximately 248,400 connections located in the states of Georgia, Massachusetts, and New Hampshire.

2014 Second Quarter Report	20
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: West Region

	Six months ended June 30,
	2014	2013
Average Active Electric Connections For The Period
Residential	41,900	41,400
Commercial and Industrial	5,700	5,500
Total Average Active Electric Connections For The Period	47,600	46,900

Average Active Number of Water Connections For The Period
Wastewater connections	31,500	30,500
Water distribution connections	34,500	33,700
Total Average Active Water Connections For The Period	66,000	64,200

Customer Usage (GW-hrs)
Residential	137.0	146.2
Commercial and Industrial	134.5	134.6
Total Customer Usage (GW-hrs)	271.5	280.8

Gallons Provided
Wastewater treated (millions of gallons)	888	858
Water sold (millions of gallons)	2,254	2,210
Total Gallons Provided	3,142	3,068
For the six months ended June 30, 2014, the Liberty Utilities (West) region’s electricity usage totalled 271.5 GW-hrs, as compared to 280.8 GW-hrs for the same period in 2013, a decrease of 9.3 GW-hrs. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, the CalPeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to the CalPeco Electric System’s customers according to their consumption.
During the six months ended June 30, 2014, the Liberty Utilities (West) region provided approximately 2,254 million gallons of water to its customers and treated approximately 888 million gallons of wastewater, as compared to 2,210 million gallons of water and 858 million gallons of wastewater during the same period in 2013.

2014 Second Quarter Report	21
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Six Month Operating Results

	Six months ended June 30,		Six months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Water Assets for regulatory purposes	181.4	182.9
Electricity Assets for regulatory purposes	180.4	168.2
Revenue
Utility electricity sales and distribution	$36.9	$38.0	$40.4	$38.6
Wastewater treatment	9.4	9.2	10.3	9.4
Water distribution	9.5	9.1	10.4	9.2
	$55.8	$56.3	$61.1	$57.2
Less:
Cost of Sales – Electricity	(18.4)	(19.5)	(20.2)	(19.8)
Net Utility Sales	$37.4	$36.8	$40.9	$37.4
Expenses
Operating expenses	(16.8)	(17.6)	(18.4)	(17.9)
Other income	0.5	0.8	0.8	0.9
Division operating profit	$21.1	$20.0	$23.3	$20.4
The purchase of electricity by the Liberty Utilities (West) region is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the Liberty Utilities (West) region compares ‘net utility sales' (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the six months ended June 30, 2014, net utility sales for the Liberty Utilities (West) region were U.S. $37.4 million, as compared to U.S. $36.8 million an increase of U.S. $0.6 million, or 1.6% primarily driven by higher water distribution and wastewater treatment volumes.
For the six months ended June 30, 2014, the Liberty Utilities (West) region’s revenue from utility electricity sales totalled U.S. $36.9 million as compared to U.S. $38.0 million during the same period in 2013, a decrease of U.S. $1.1 million or 2.9%. For the six months ended June 30, 2014, fuel and purchased power costs for the Liberty Utilities (West) region totalled U.S $18.4 million, as compared with U.S. $19.5 million for the same period in 2013, a decrease of U.S. $1.1 million. The net utility sales from the electric utility were U.S. $18.5 million, which was consistent with the same period in 2013. Under the base rate revenue decoupling mechanism the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.
For the six months ended June 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $9.4 million and U.S. $9.5 million, respectively, as compared to U.S. $9.2 million and U.S. $9.1 million, respectively, during the same period in 2013. The total increase in wastewater treatment and water distribution revenue was primarily due to an increase in rates as compared to the same period in 2013.
For the six months ended June 30, 2014, operating expenses, excluding electricity purchases, totalled U.S. $16.8 million, as compared to U.S. $17.6 million during the same period in 2013.
For the six months ended June 30, 2014, the Liberty Utilities (West) region’s operating profit was U.S. $21.1 million as compared to U.S. $20.0 million in the same period in 2013, an increase of U.S. $1.1 million or 5.5%.
Measured in Canadian dollars, the Liberty Utilities (West) region’s operating profit was $23.3 million as compared to $20.4 million in the same period in 2013.

2014 Second Quarter Report	22
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

	Three months ended June 30,
	2014	2013
Average Active Electric Connections For The Period
Residential	41,900	41,400
Commercial and Industrial	5,700	5,500
Total Average Active Electric Connections For The Period	47,600	46,900

Average Active Number of Water Connections For The Period
Wastewater connections	31,600	30,500
Water distribution connections	34,600	33,800
Total Average Active Water Connections For The Period	66,200	64,300

Customer Usage (GW-hrs)
Residential	56.3	56.9
Commercial and Industrial	62.1	59.2
Total Customer Usage (GW-hrs)	118.4	116.1

Gallons Provided
Wastewater treated (millions of gallons)	424	412
Water sold (millions of gallons)	1,327	1,343
Total Gallons Provided	1,751	1,755
For the three months ended June 30, 2014, the Liberty Utilities (West) region’s electricity usage totalled 118.4 GW-hrs, as compared to 116.1 GW-hrs for the same period in 2013, an increase of 2.3 GW-hrs. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and changes in the number of customers. Instead, the CalPeco Electric System is required to record 1/12 of its annual base rate revenue requirement each month. The electricity commodity continues to be passed through to the CalPeco Electric System’s customers according to their consumption.
During the three months ended June 30, 2014, the Liberty Utilities (West) region provided approximately 1,327 million gallons of water to its customers and treated approximately 424 million gallons of wastewater, as compared to 1,343 million gallons of water and 412 million gallons of wastewater during the same period in 2013.

2014 Second Quarter Report	23
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Second Quarter Operating Results

	Three months ended June 30,		Three months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility electricity sales and distribution	$17.2	$17.1	$18.7	$17.5
Wastewater treatment	4.7	4.6	5.1	4.7
Water distribution	5.5	5.3	6.0	5.4
	$27.4	$27.0	$29.8	$27.6
Less:
Cost of Sales – Electricity	(8.0)	(8.0)	(8.7)	(8.2)
Net Utility Sales	$19.4	$19.0	$21.1	$19.4
Expenses
Operating expenses	(8.6)	(8.5)	(9.1)	(8.4)
Other income	0.5	0.2	0.5	0.2
Division operating profit	$11.3	$10.7	$12.5	$11.2
The purchase of electricity by the Liberty Utilities (West) region is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the Liberty Utilities (West) region compares ‘net utility sales' (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended June 30, 2014, net utility sales for the Liberty Utilities (West) region were U.S. $19.4 million, as compared to U.S. $19.0 million during the same period in 2013, an increase of U.S. $0.4 million, or 2.1% primarily driven by higher water distribution and wastewater treatment volumes.
For the three months ended June 30, 2014, the Liberty Utilities (West) region’s revenue from utility electricity sales totalled U.S. $17.2 million as compared to U.S. $17.1 million during the same period in 2013, an increase of U.S. $0.1 million. For the three months ended June 30, 2014, fuel and purchased power costs for the Liberty Utilities (West) region totalled U.S $8.0 million, which was consistent with the same period in 2013. The net utility sales from electric utility were U.S. $9.2 million, which was consistent with the same period in 2013. Under the base rate revenue decoupling mechanism the CalPeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and changes in the number of customers.
For the three months ended June 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $4.7 million and U.S. $5.5 million, respectively, as compared to U.S. $4.6 million and U.S. $5.3 million, respectively, during the same period in 2013. The total increase in wastewater treatment and water distribution revenue was primarily due to an increase in rates as compared to the same period in 2013.
For the three months ended June 30, 2014, operating expenses, excluding electricity purchases, totalled U.S. $8.6 million, which was consistent with the same period in 2013.
For the three months ended June 30, 2014, the Liberty Utilities (West) region’s operating profit was U.S. $11.3 million as compared to U.S. $10.7 million in the same period in 2013, an increase of U.S. $0.6 million or 5.6%.
Measured in Canadian dollars, the Liberty Utilities (West) region’s operating profit was $12.5 million as compared to $11.2 million in the same period in 2013.

2014 Second Quarter Report	24
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: Central Region

	Six months ended June 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	71,500	72,400
Commercial and Industrial	9,300	9,300
Total Average Active Natural Gas Connections For The Period	80,800	81,700

Average Active Water Connections For The Period
Wastewater connections	6,500	5,900
Water distribution connections	22,200	21,900
Total Average Active Water Connections For The Period	28,700	27,800

Customer Usage (MMBTU)
Residential	4,259,000	3,653,000
Commercial and Industrial	2,505,000	2,090,000
Total Customer Usage (MMBTU)	6,764,000	5,743,000

Gallons Provided
Wastewater treated (millions of gallons)	173	178
Water sold (millions of gallons)	1,570	1,306
Total Gallons Provided	1,743	1,484
The Liberty Utilities (Central) region acquired the Pine Bluff Water System on February 1, 2013. Consequently, there is one additional month of operations from this utility in the first six months of 2014 as compared to the first six months of 2013.
The Liberty Utilities (Central) region acquired the White Hall Water and Sewer System on May 30, 2014. Consequently, there is one additional month of operations from this utility in the first six months of 2014 as compared to the first six months of 2013.
For the six months ended June 30, 2014, the Liberty Utilities (Central) region natural gas distribution sales totalled 6,764,000 MMBTU as compared to 5,743,000 MMBTU during the same period in 2013, an increase of 1,021,000 MMBTU or 18%. The increase in volumes can be primarily attributed to the below seasonal temperatures experienced in the first six months of 2014 as compared to the same period in 2013.
During the six months ended June 30, 2014, the Liberty Utilities (Central) region provided approximately 1,570 million gallons of water to its customers, and treated approximately 173 million gallons of wastewater, as compared to 1,306 million gallons of water and 178 million gallons of wastewater during the same period in 2013.

2014 Second Quarter Report	25
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Six Month Operating Results

	Six months ended June 30,		Six months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Natural Gas Assets for regulatory purposes	152.4	139.9
Water Assets for regulatory purposes	57.9	52.5
Revenue
Utility natural gas sales and distribution	$50.5	$42.8	$55.6	$43.4
Wastewater treatment	3.1	2.8	3.3	2.9
Water distribution	6.3	5.4	7.0	5.4
Gas Transportation	2.6	1.8	2.9	1.8
	$62.5	$52.8	$68.8	$53.5
Less:
Cost of Sales – Natural Gas[1]	(34.1)	(27.6)	(37.5)	(27.9)
Net utility sales	$28.4	$25.2	$31.3	$25.6
Expenses
Operating expenses	(14.8)	(13.1)	(16.1)	(13.4)
Other income	0.1	0.2	0.2	0.2
Division operating profit	$13.7	$12.3	$15.4	$12.4

1	Natural Gas costs are shown net of U.S. $4.0 million of gas deferral debits due to over-collection of gas commodity costs for the first six months of the year.
The purchase of natural gas by the Liberty Utilities (Central) region is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the six months ended June 30, 2014, net utility sales for the Liberty Utilities (Central) region totalled U.S. $28.4 million as compared to U.S. $25.2 million during the same period in 2013, an increase of U.S. $3.2 million, or 12.7% primarily due to higher gas consumption and higher water utility connections.
For the six months ended June 30, 2014, the Liberty Utilities (Central) region’s revenue from natural gas sales and distribution totalled U.S. $50.5 million as compared to U.S. $42.8 million during the same period in 2013, an increase of U.S. $7.7 million or 18.0%. For the six months ended June 30, 2014, natural gas purchases for the Liberty Utilities (Central) region’s natural gas utility totalled U.S $34.1 million, as compared with U.S. $27.6 million for the same period in 2013, an increase of U.S. $6.5 million. Net utility sales from the natural gas utilities excluding transportation were U.S. $16.4 million as compared to U.S. $15.2 million, an increase of U.S. $1.2 million during the same period in 2013. The increase in net utility sales from the natural gas utilities is primarily attributed to higher customer usage resulting from below seasonal temperatures experienced in the first quarter of 2014 as compared to the same period in 2013.
For the six months ended June 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $3.1 million and U.S $6.3 million, respectively, as compared to U.S. $2.8 million and U.S. $5.4 million during the same period in 2013. The increase in total wastewater treatment and water distribution revenue can be primarily attributed to the addition of the Pine Bluff Water System on February 1, 2013.
For the six months ended June 30, 2014, the Liberty Utilities (Central) region’s revenue from gas transportation sales totalled U.S. $2.6 million as compared to U.S. $1.8 million during the same period in 2013, an increase of U.S. $0.8 million.
For the three months ended June 30, 2014, operating expenses, excluding natural gas purchases, totalled U.S. $14.8 million, as compared to U.S. $13.1 million during the same period in 2013, an increase of U.S. 1.7 million, or 13.0%. The increase in operating expenses is primarily attributed to an additional month of operating expenses at the Pine Bluff Water System in the first quarter of 2014 as compared to the same period in 2013, as the utility was acquired on February 1, 2013.

2014 Second Quarter Report	26
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the six months ended June 30, 2014, the Liberty Utilities (Central) region’s operating profit was U.S. $13.7 million as compared to U.S. $12.3 million in the same period in 2013, an increase of U.S. $1.4 million.
Measured in Canadian dollars, the Liberty Utilities (Central) region’s operating profit was $15.4 million as compared to $12.4 million in the same period in 2013.

	Three months ended June 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	71,000	71,900
Commercial and Industrial	9,300	9,300
Total Average Active Natural Gas Connections For The Period	80,300	81,200

Average Active Water Connections For The Period
Wastewater connections	7,200	5,900
Water distribution connections	22,800	21,900
Total Average Active Water Connections For The Period	30,000	27,800

Customer Usage (MMBTU)
Residential	891,000	969,000
Commercial and Industrial	593,000	580,000
Total Customer Usage (MMBTU)	1,484,000	1,549,000

Gallons Provided
Wastewater treated (millions of gallons)	91	98
Water sold (millions of gallons)	790	796
Total Gallons Provided	881	894
The Liberty Utilities (Central) region acquired the White Hall Water and Sewer System on May 30, 2014. Consequently, there is one additional month of operations from this utility in the second quarter of 2014 as compared to the second quarter of 2013.
For the three months ended June 30, 2014, the Liberty Utilities (Central) region natural gas distribution sales totalled 1,484,000 MMBTU as compared to 1,549,000 MMBTU during the same period in 2013, a decrease of 65,000 MMBTU or 4.2%. The decrease in volumes can be primarily attributed to a slight reduction in heating degree days in the Liberty Utilities (Central) region for the three months ended June 30, 2014 as compared to the same period in 2013, which resulted in lower customer usage.
During the three months ended June 30, 2014, the Liberty Utilities (Central) region provided approximately 790 million gallons of water to its customers, and treated approximately 91 million gallons of wastewater, as compared to 796 million gallons of water and 98 million gallons of wastewater during the same period in 2013.

2014 Second Quarter Report	27
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Second Quarter Operating Results

	Three months ended June 30,		Three months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility natural gas sales and distribution	$12.9	$13.0	$14.1	$13.3
Wastewater treatment	1.6	1.4	1.7	1.5
Water distribution	3.3	3.2	3.6	3.2
Gas Transportation	0.8	0.7	0.8	0.7
	$18.6	$18.3	$20.2	$18.7
Less:
Cost of Sales – Natural Gas[1]	(6.8)	(6.9)	(7.4)	(7.0)
Net utility sales	$11.8	$11.4	$12.8	$11.7
Expenses
Operating expenses	(7.6)	(6.7)	(8.2)	(7.1)
Other income	—	0.2	0.1	0.1
Division operating profit	$4.2	$4.9	$4.7	$4.7

1	Natural Gas costs are shown net of U.S. $0.3 million of gas deferral debits due to over-collection of gas commodity costs in the quarter.
The purchase of natural gas by the Liberty Utilities (Central) region is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended June 30, 2014, net utility sales excluding transportation for the Liberty Utilities (Central) region totalled U.S. $11.8 million as compared to U.S $11.4 million during the same period in 2013, an increase of U.S. $0.4 million, or 3.5% primarily due to higher water utility connections.
For the three months ended June 30, 2014, the Liberty Utilities (Central) region’s revenue from natural gas sales and distribution totalled U.S. $12.9 million as compared to U.S. $13.0 million during the same period in 2013, a decrease of U.S. $0.1 million. For the three months ended June 30, 2014, natural gas purchases for the Liberty Utilities (Central) region’s natural gas utilities totalled U.S $6.8 million, as compared with U.S. $6.9 million for the same period in 2013, a decrease of U.S. $0.1 million. Net utility sales from the natural gas utilities were U.S. $6.1 million which was consistent with the same period in 2013.
For the three months ended June 30, 2014, revenue from wastewater treatment and water distribution totalled U.S. $1.6 million and U.S. $3.3 million, respectively, as compared to U.S. $1.4 million and U.S. $3.2 million during the same period in 2013.
For the three months ended June 30, 2014, the Liberty Utilities (Central) region’s revenue from gas transportation sales totalled U.S. $0.8 million as compared to U.S. $0.7 million during the same period in 2013, an increase of U.S. $0.1 million.
For the three months ended June 30, 2014, operating expenses, excluding natural gas purchases, totalled U.S. $7.6 million, as compared to U.S. $6.7 million during the same period in 2013, an increase of U.S. $0.9 million, or 13.4%. The increase in operating expenses can be primarily attributed to increased employee and administrative expenses as compared to the same period in 2013.
For the three months ended June 30, 2014, the Liberty Utilities (Central) region’s operating profit was U.S. $4.2 million as compared to U.S. $4.9 million in the same period in 2013, a decrease of U.S. $0.7 million.
Measured in Canadian dollars, the Liberty Utilities (Central) region’s operating profit was $4.7 million as compared to $4.7 million in the same period in 2013.

2014 Second Quarter Report	28
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Liberty Utilities: East Region

	Six months ended June 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	179,700	129,200
Commercial and Industrial	17,000	13,700
Total Average Active Natural Gas Connections For The Period	196,700	142,900

Average Active Electric Connections For The Period
Residential	36,200	36,800
Commercial and Industrial	6,600	6,500
Total Average Active Electric Connections For The Period	42,800	43,300

Customer Usage (GW-hrs)
Residential	155.8	141.2
Commercial and Industrial	302.5	309.7
Total Customer Usage (GW-hrs)	458.3	450.9

Customer Usage (MMBTU)
Residential	9,727,000	4,575,000
Commercial and Industrial	6,061,000	2,706,000
Total Customer Usage (MMBTU)	15,788,000	7,281,000
For the six months ended June 30, 2014, the Liberty Utilities (East) region’s electricity usage totalled 458.3 GW-hrs and natural gas usage totalled 15,788,000 MMBTU as compared to 450.9 GW-hrs and 7,281,000 MMBTU during the same period in 2013.
The Peach State Gas System usage totalled 4,229,000 MMBTU, while the New England Gas System usage totalled 3,866,000 MMBTU.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Six Month Operating Results

	Six months ended June 30,		Six months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Electricity Assets for regulatory purposes	109.4	93.7
Natural Gas for regulatory purposes	527.2	415.0
Revenue
Utility electricity sales and distribution	$57.3	$40.0	$62.9	$40.6
Utility natural gas sales and distribution	189.2	84.3	208.2	85.5
Gas Transportation	11.4	8.0	12.5	8.0
Other Revenue	1.3	—	1.4	—
	$259.2	$132.3	$285.0	$134.1
Less:
Cost of Sales – Electricity	(35.3)	(26.7)	(38.7)	(27.2)
Cost of Sales – Natural Gas[1]	(122.6)	(55.3)	(135.0)	(56.1)
Net Utility Sales	$101.3	$50.3	$111.3	$50.8
Expenses
Operating expenses	(51.1)	(29.1)	(56.0)	(29.5)
Other income	0.7	1.0	0.8	1.3
Division operating profit	$50.9	$22.2	$56.1	$22.6

1	Natural Gas costs are shown net of U.S. $12.6 million of gas deferral credits due to under-collection of gas commodity costs for the first six months of the year.
The cost of electricity and natural gas is passed through to the Liberty Utilities (East) region’s customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the six months ended June 30, 2014, net utility sales for the Liberty Utilities (East) region totalled U.S. $101.3 million as compared to U.S. $50.3 million during the same period in 2013, an increase of U.S. $51.0 million primarily due to the acquisition of the New England Gas System, the acquisition of the Peach State Gas System, the new rates for Granite State Electric System and the higher gas consumption.
For the six months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from utility electricity sales totalled U.S. $57.3 million as compared to U.S. $40.0 million during the same period in 2013, an increase of U.S. $17.3 million, or 43.3%. For the six months ended June 30, 2014, electricity purchases for the Liberty Utilities (East) region totalled U.S. $35.3 million, as compared to U.S. $26.7 million during the same period in 2013. Net utility sales from the electric utility were U.S. $22.0 million as compared to U.S. $13.3 million, an increase of U.S. $8.7 million compared to the same period in 2013. The increase in net utility electricity sales can be attributed to an increase in distribution rates to customers as a result of the implementation of final rates for the general rate case and increased customer demand due to below seasonal temperatures experienced during the first quarter of 2014. In addition, during the first six months of 2014, the region recognized additional revenue related to the implementation of the final rate case for Granite State Electric System in the amount of U.S. $2.5 million representing the difference between interim rates previously granted and final rates retroactive to July 1, 2013.
For the six months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from natural gas sales and distribution totalled U.S. $189.2 million as compared to U.S. $84.3 million during the same period in 2013, an increase of U.S. $104.9 million. For the six months ended June 30, 2014, natural gas purchases totalled U.S. $122.6 million as compared to U.S $55.3 million. Net utility sales from the natural gas utilities excluding transportation were U.S. $66.6 million as compared to U.S. $29.0 million, an increase of U.S. $37.6 million compared to the same period in 2013. The increase in net utility sales from the natural gas utilities is attributed as follows: U.S. $4.8 million increase from the EnergyNorth Gas System due to below seasonal temperatures experienced during the first quarter of 2014 as compared to the first quarter of 2013, U.S.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

$11.2 million increase from the Peach State Gas System, which was acquired on April 1, 2013, and U.S. $21.6 million increase from the New England Gas System, which was acquired on December 20, 2013.
For the six months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from gas transportation sales totalled U.S. $11.4 million as compared to U.S. $8.0 million during the same period in 2013, an increase of U.S. $3.4 million. During the six months ended June 30, 2014, the EnergyNorth Gas System contributed U.S. $6.4 million, the Peach State Gas System contributed U.S. $1.1 million, and the New England Gas System contributed U.S. $3.9 million.
For the six months ended June 30, 2014, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $51.1 million as compared to U.S. $29.1 million during the same period in 2013, an increase of U.S. $22.0 million. The increase in operating expenses as compared to the same period in 2013 can be primarily attributed to the acquisition of the Peach State Gas System on April 1, 2013 and the New England Gas System on December 20, 2013.
For the six months ended June 30, 2014, other income for the Liberty Utilities (East) region totaled U.S. $0.7 million, and primarily consists of an equity allowance for funds utilized during construction and rental income.
For the six months ended June 30, 2014, the Liberty Utilities (East) region’s operating profit totalled U.S. $50.9 million as compared to U.S. $22.2 million during the same period in 2013, an increase of U.S. $28.7 million.
Measured in Canadian dollars, the Liberty Utilities (East) region’s operating profit was $56.1 million as compared to $22.6 million during the same period in 2013, an increase of $33.5 million.

	Three months ended June 30,
	2014	2013
Average Active Natural Gas Connections For The Period
Residential	179,200	129,300
Commercial and Industrial	17,000	13,600
Total Average Active Natural Gas Connections For The Period	196,200	142,900

Average Active Electric Connections For The Period
Residential	36,300	36,900
Commercial and Industrial	6,600	6,500
Total Average Active Electric Connections For The Period	42,900	43,400

Customer Usage (GW-hrs)
Residential	65.6	63.1
Commercial and Industrial	151.4	153.8
Total Customer Usage (GW-hrs)	217.0	216.9

Customer Usage (MMBTU)
Residential	2,819,000	1,713,200
Commercial and Industrial	2,102,000	1,457,800
Total Customer Usage (MMBTU)	4,921,000	3,171,000
For the three months ended June 30, 2014, the Liberty Utilities (East) region’s electricity usage totalled 217.0 GW-hrs and natural gas usage totalled 4,921,000 MMBTU as compared to 216.9 GW-hrs and 3,171,000 MMBTU during the same period in 2013. The Peach State Gas System usage totalled 1,230,000 MMBTU, while the New England Gas System usage totalled 1,163,000 MMBTU.

2014 Second Quarter Report	31
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

2014 Second Quarter Operating Results

	Three months ended June 30,		Three months ended June 30,
	2014 U.S. $ (millions)	2013 U.S. $ (millions)	2014 Can $ (millions)	2013 Can $ (millions)
Revenue
Utility electricity sales and distribution	$24.3	$18.4	$26.5	$18.8
Utility natural gas sales and distribution	48.8	30.8	53.3	31.4
Gas transportation	2.8	3.0	3.0	3.1
Other revenue	0.7	—	0.8	—
	$76.6	$52.2	$83.6	$53.3
Less:
Cost of Sales – Electricity	(14.7)	(12.4)	(16.0)	(12.7)
Cost of Sales – Natural Gas[1]	(23.4)	(17.5)	(25.6)	(17.9)
Net Utility Sales	$38.5	$22.3	$42.0	$22.7
Expenses
Operating expenses	(26.3)	(15.8)	(28.9)	(16.2)
Other income	0.3	0.6	0.4	1.0
Division operating profit	$12.5	$7.1	$13.5	$7.5

1	Natural Gas costs are shown net of U.S. $10.5 million of gas deferral debits due to over-collection of gas commodity costs in the quarter.
The cost of electricity and natural gas is passed through to the Liberty Utilities (East) region’s customers. As a result, the division compares ‘net utility sales’ (see non-GAAP Financial Measures) as a more appropriate measure of the division’s results. For the three months ended June 30, 2014, net utility sales for the Liberty Utilities (East) region totalled U.S. $38.5 million as compared to U.S. $22.3 million during the same period in 2013, an increase of U.S.$16.2 million due to higher rates for the Granite State Electric System, the acquisition of the New England Gas System and increased overall gas consumption.
For the three months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from utility electricity sales totalled U.S. $24.3 million as compared to U.S. $18.4 million during the same period in 2013, an increase of U.S.$5.9 million, or 32.1%. For the three months ended June 30, 2014, electricity purchases for the Liberty Utilities (East) region totalled U.S. $14.7 million as compared to U.S. $12.4 million during the same period in 2013. Net utility sales from the electric utility were U.S. $9.6 million as compared to U.S.$6.0 million, an increase of U.S.$3.6 million during the same period in 2013. The increase in net utility electricity sales can be attributed to increased distribution rates to customers as a result of the implementation of the final rates from the Granite State Electric System's general rate case.
For the three months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from natural gas sales and distribution totalled U.S. $48.8 million as compared to U.S. $30.8 million during the same period in 2013, an increase of U.S. $18.0 million. For the three months ended June 30, 2014 natural gas purchases totalled U.S. $23.4 million as compared to U.S.$17.5 million. Net utility sales from the natural gas utilities excluding transportation were U.S. $25.4 million as compared to U.S. $13.3 million, an increase of U.S. $12.1 million during the same period in 2013. The increase in net utility sales from the natural gas utilities is attributed as follows: U.S. $2.3 million increase as a result of increased customer demand at the EnergyNorth Gas System, U.S. $2.2 million primarily as a result of the GRAM filing at the Peach State Gas System, and U.S. $7.6 million from the New England Gas System which was acquired on December 20, 2013.
For the three months ended June 30, 2014, the Liberty Utilities (East) region’s revenue from gas transportation sales totalled U.S. $2.8 million as compared to U.S. $3.0 million during the same period in 2013, a decrease of U.S. $0.2 million. During the three months ended June 30, 2014, the EnergyNorth Gas System contributed U.S. $2.4 million and the Peach State Gas System contributed U.S. $0.5 million.
For the three months ended June 30, 2014, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $26.3 million as compared to U.S. $15.8 million during the same period in 2013, an increase of U.S. $10.5 million.

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Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

The increase in operating expenses as compared to the same period in 2013 can be primarily attributed to the acquisition of the New England Gas System on December 20, 2013.
For the three months ended June 30, 2014, other income for the Liberty Utilities (East) region totaled U.S. $0.3 million, and primarily consists of an equity allowance for funds utilized during construction and rental income.
For the three months ended June 30, 2014, the Liberty Utilities (East) region’s operating profit totalled U.S. $12.5 million as compared to U.S. $7.1 million during the same period in 2013, an increase of U.S. $5.4 million.
Measured in Canadian dollars, the Liberty Utilities (East) region’s operating profit was $13.5 million as compared to $7.5 million during the same period in 2013, an increase of $6.0 million.
Regulatory Proceedings
The following table summarizes the major regulatory proceedings within Liberty Utilities currently underway:

Utility	State	Regulatory Proceeding Type	Rate Request	Current Status
LPSCo Water System	Arizona	General Rate Case	U.S. $3.0 million	Final Order approving U.S. $1.8 million increased revenues was received in April 2014 and new rates became effective on May 1, 2014.
Peach State Gas System	Georgia	Georgia Rate Adjustment Mechanism ("GRAM") filing	U.S. $4.9 million	Final commission approval of $4.7 million increased revenues received in Q2 2014 and new rates became effective June 1, 2014.
Missouri Gas System	Missouri	General Rate Case	U.S. $6.0 million	Order expected in Q1 2015.
Illinois Gas System	Illinois	General Rate Case	U.S. $5.7 million	Order expected in Q1 2015.
Pine Bluff Water System	Arkansas	General Rate Case	U.S. $2.5 million	Application was filed on July 2, 2014; Order expected in Q2 2015
EnergyNorth System	New Hampshire	General Rate Case	U.S. $16.0 million	Application filed August 1, 2014; Order expected in Q3 2015
On February 28, 2013, LPSCo Water System filed a general rate case with the ACC related to the LPSCo Water System seeking, among other things, an increase in revenue of U.S. $3.0 million over the 2012 results if approved as filed.  The application sought recognition of an increased capital investment and increased operating expenses over current rates.  In addition to a revenue increase, the application sought an accelerated infrastructure recovery surcharge, a purchased power pass-through mechanism to recover power price increases between test years, a property tax accounting deferral to defer increases in property taxes between test years and a policy statement on rate design to begin the gradual shift of moving more revenue recovery to fixed charges versus commodity charges. New rates were approved in April and became effective on May 1, 2014.
On October 30, 2013, the Peach State Gas System filed an application for an increase in revenue of U.S. $4.9 million in its annual GRAM filing with the GPSC. In January 2014, Liberty Utilities and the Staff of the GPSC agreed to a settlement which will provide an annual revenue increase of U.S. $4.7 million. Commission approval was received in May 2014, with new rates effective as of June 1, 2014.
In the first quarter of 2014, the Midstates Gas System filed a rate case with the Missouri Public Service Commission ("MOPSC") seeking an increase in revenue of U.S. $6.0 million. The filing is based on a test year ending September 30, 2013, with revenues, expenses and rate bases adjusted to reflect known and measurable changes through April 30, 2014. The case is expected to conclude in first quarter of 2015.
Late in the first quarter of 2014, the Midstates Gas System filed a rate case with the Illinois Commerce Commission ("ICC") seeking an increase in revenue of U.S. $5.7 million. The filing is based on a test year that includes anticipated capital expenditures within 2014 and 2015. The case is expected to conclude in the first quarter of 2015.
Pine Bluff Water System has filed a Notice of Application for General Change or Modification in Rates with the Arkansas Public Service Commission (“APSC”). An application was filed on July 2, 2014 seeking an increase in revenue of U.S. $2.5 million

2014 Second Quarter Report	33
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

based on a test year ending January 31, 2014, with pro forma changes to certain operating expenses and rate base capital additions. The previous test year ended September 30, 2009.  An Order and new rates are expected in the second quarter of 2015.
On August 1, 2014, the EnergyNorth Natural Gas System in New Hampshire filed an application for an increase in revenue of U.S. $16 million, or approximately 9.6%. The application includes a revenue decoupling proposal and seeks recovery of capital costs related to the conversion of the system to Liberty ownership. Expected implementation of the new rates is in the third quarter of 2015.
Corporate and Other Expenses

	Three months ended June 30,		Six months ended June 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Corporate and other expenses:
Administrative expenses[1]	$8.2	$7.3	$16.0	$12.2
(Gain)/Loss on foreign exchange	0.8	(0.8)	(0.9)	(1.3)
Interest expense	16.2	12.9	32.4	25.1
Interest, dividend and other Income	(0.8)	(0.8)	(2.0)	(1.3)
Acquisition-related costs	0.2	0.5	0.5	1.0
(Gain)/Loss on derivative financial instruments	1.3	(0.5)	1.0	(1.9)
Income tax expense/(recovery)	5.8	0.9	17.7	7.2
[1] Administrative expenses relates to costs for APUC, APCO, and Liberty Utilities.
2014 SIX MONTH CORPORATE AND OTHER EXPENSES
During the six months ended June 30, 2014, administrative expenses totalled $16.0 million, as compared to $12.2 million in the same period in 2013. The expense increase for the period is primarily due to approximately $3.1 million of expenses previously classified as direct operating expenses have been reclassified in 2014 as administrative expenses as certain functions are now being performed centrally as part of a shared services function across the entire company.
For the six months ended June 30, 2014, interest expense totalled $32.4 million as compared to $25.1 million in the same period in 2013. The increased interest expense is a result of new indebtedness incurred in the latter part of 2013 and first quarter of 2014 used to finance the new acquisitions and other growth initiatives.
For the six months ended June 30, 2014, interest, dividend and other income totalled $2.0 million, as compared to $1.3 million in the same period in 2013. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane Thermal Facilities.
For the six months ended June 30, 2014, losses on derivative financial instruments totalled $1.0 million, as compared to a gain of $1.9 million in the same period in 2013. The change was primarily driven by losses on hedges to purchase electricity for resale at contracted rates that differ from the market rate.
An income tax expense of $17.7 million was recorded in the six months ended June 30, 2014, as compared to an expense of $7.2 million during the same period in 2013. The income tax expense for the six months ended June 30, 2014 primarily increased due to higher earnings in the U.S. operations.
2014 SECOND QUARTER CORPORATE AND OTHER EXPENSES
During the quarter ended June 30, 2014, administrative expenses totalled $8.2 million, as compared to $7.3 million in the same period in 2013. The expense increase for the quarter is primarily due to approximately $1.1 million of expenses previously classified as direct operating expenses have been reclassified in 2014 as administrative expenses as certain functions are now being performed centrally as part of a shared services function across the entire company.
For the quarter ended June 30, 2014, interest expense totalled $16.2 million as compared to $12.9 million in the same period in 2013. The increased interest expense is a result of new indebtedness incurred in the latter part of 2013 and first quarter of 2014 used to finance the new acquisitions and other growth initiatives.

2014 Second Quarter Report	34
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

For the quarter ended June 30, 2014, interest, dividend and other income totalled $0.8 million, as compared to $0.8 million in the same period in 2013. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.
For the quarter ended June 30, 2014, losses on derivative financial instruments totalled $1.3 million, as compared to gains of $0.5 million in the same period in 2013. The change was primarily driven by losses on hedges to purchase electricity for resale at contracted rates that differ from the market rate.
An income tax expense of $5.8 million was recorded in the three months ended June 30, 2014, as compared to an expense of $0.9 million during the same period in 2013. The income tax expense for the three months ended June 30, 2014 primarily increased due to higher earnings in the U.S. operations.
NON-GAAP PERFORMANCE MEASURES
Reconciliation of Adjusted EBITDA to net earnings
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended June 30,		Six months ended June 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Net earnings attributable to Shareholders	$14.6	$(18.1)	$50.4	$1.1
Add (deduct):
Net earnings / (loss) attributable to the non-controlling interest, exclusive of HLBV	0.3	4.1	4.1	7.1
(Earnings) / loss from discontinued operations	0.7	33.9	0.4	35.0
Income tax expense / (recovery)	5.8	0.9	17.7	7.2
Interest expense	16.2	12.9	32.4	25.1
Gain on sale of assets	—	—	(0.3)	—
Non-cash write downs	0.3	—	1.0	—
Acquisition costs	0.2	0.5	0.5	1.0
(Gain)/Loss on derivative financial instruments	1.3	(0.5)	1.0	(1.9)
Realized Gain on Energy Derivative Contracts	—	—	4.0	0.7
(Gain)/Loss on foreign exchange	0.8	(0.8)	(0.9)	(1.3)
Depreciation and amortization	26.2	23.5	54.5	45.5
Adjusted EBITDA	$66.4	$56.4	$164.8	$119.5

2014 Second Quarter Report	35
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Hypothetical Liquidation at Book Value (“HLBV”) represents the value of net tax attributes earned by APCo in the period from electricity generated by certain of its U.S. wind power generation facilities. The value of net tax attributes earned in the three and six months ended June 30, 2014 amounted to approximately $7.5 million and $16.0 million, respectively.
For the six months ended June 30, 2014, Adjusted EBITDA totalled $164.8 million as compared to $119.5 million, an increase of $45.3 million compared to the same period in 2013. For the quarter ended June 30, 2014, Adjusted EBITDA totalled $66.4 million as compared to $56.4 million, an increase of $10.0 million compared to the same period in 2013
The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

	Three months ended June 30 (millions)	Six months ended June 30 (millions)
Comparative Prior Period Adjusted EBITDA	$56.4	$119.5
Significant Changes:
Liberty Utilities:
Increased delivery and treatment of water and wastewater at the Liberty Utilities (West) and Liberty Utilities (Central) regions	0.5	1.7
(Increased)/Decreased operating expenses at the Midstates and EnergyNorth Gas Systems	(1.9)	0.2
Increase due to the Granite State Electric System rate case	2.6	7.8
2013 Acquisition of the New England Gas System, Peach State Gas System, and Pine Bluff Water System	4.3	22.7
APCo:
Renewable:
Decreased hydrology resource	(0.5)	(1.5)
Higher realized prices on sale of Renewable Energy Credits	2.7	4.2
Start of commercial operations for the Cornwall Solar Facility	2.4	2.6
Increased wind resources at the St Leon wind facilities	0.1	1.8
Increased demand for retail sales at AES offset by decreased proportion of customer load supplied by the Tinker Hydro Facility	(1.0)	(1.5)
Thermal:
(Decreased)/Increased demand at the Windsor Locks Thermal Facility	(0.4)	0.6
Administrative expense	(0.9)	(3.8)
Increased results from the stronger U.S. dollar	3.6	10.3
Other	(1.5)	0.2
Current Period Adjusted EBITDA	$66.4	$164.8

2014 Second Quarter Report	36
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Reconciliation of adjusted net earnings to net earnings
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.
The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended June 30,		Six months ended June 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Net earnings attributable to Shareholders	$14.6	$(18.1)	$50.4	$1.1
Add (deduct):
(Gain) / Loss from discontinued operations, net of tax	0.7	33.9	0.4	35.0
(Gain)/Loss on derivative financial instruments, net of tax	0.8	(0.3)	0.6	(1.1)
Realized Gain/(Loss) on derivative instruments, net of tax	(0.4)	(0.4)	1.7	(0.3)
(Gain)/Loss on foreign exchange, net of tax	0.5	(0.5)	(0.6)	(0.8)
Asset write downs, net of tax	0.2	—	0.7	—
Gain on asset disposal, net of tax	—	—	(0.2)	—
Acquisition costs, net of tax	0.1	0.3	0.3	0.6
Adjusted net earnings	$16.5	$14.9	$53.3	$34.5
Adjusted net earnings per share	$0.07	$0.07	$0.24	$0.16
For the six months ended June 30, 2014, adjusted net earnings totalled $53.3 million as compared to adjusted net earnings of $34.5 million, an increase of $18.8 million as compared to the same period in 2013. The increase in adjusted net earnings for the six months ended June 30, 2014 is primarily due to increased earnings from operations partially offset by higher depreciation and amortization expense, and higher interest expense as compared to the same period in 2013.
For the three months ended June 30, 2014, adjusted net earnings totalled $16.5 million as compared to adjusted net earnings of $14.9 million, an increase of $1.6 million as compared to the same period in 2013. The increase in adjusted net earnings for the three months ended June 30, 2014 is primarily due to increased earnings from operations partially offset by higher depreciation and amortization expense, and higher interest expense as compared to the same period in 2013.

2014 Second Quarter Report	37
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

Reconciliation of adjusted funds from operations to cash flows from operating activities
The following table is derived from and should be read in conjunction with the audited Consolidated Statement of Operations and Statement of Cash Flows. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.
The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

	Three months ended June 30,		Six months ended June 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
Cash flows from operating activities	$84.5	$60.3	$99.4	$55.6
Add (deduct):
Changes in non-cash operating items	(45.9)	(23.8)	12.5	28.1
Cash (provided)/used in discontinued operation	0.3	0.1	0.5	—
Production Tax Credits received from non-controlling interests	—	—	9.0	—
Acquisition costs	0.2	0.5	0.5	1.0
Adjusted funds from operations	$39.1	$37.1	$121.9	$84.7
Adjusted funds from operations per share	$0.17	$0.17	$0.57	$0.40
For the six months ended June 30, 2014, adjusted funds from operations totalled $121.9 million as compared to adjusted funds from operations of $84.7 million, an increase of $37.2 million as compared to the same period in 2013.
For the three months ended June 30, 2014, adjusted funds from operations totalled $39.1 million as compared to adjusted funds from operations of $37.1 million, an increase of $2.0 million as compared to the same period in 2013.
SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended June 30,		Six months ended June 30,
	2014 (millions)	2013 (millions)	2014 (millions)	2013 (millions)
APCo:
Renewable	$64.7	$7.9	$76.0	$12.0
Thermal	1.6	0.1	3.0	0.3
Total APCo	$66.3	$8.0	$79.0	$12.3

LIBERTY UTILITIES
West	7.9	2.2	9.7	3.7
Central	7.9	6.4	13.4	13.5
East	19.2	22.1	31.4	25.7
Total Liberty Utilities	$35.0	$30.7	$54.5	$42.9

Corporate	1.2	0.7	45.9	0.7
Total	$102.5	$39.4	$179.4	$55.9
The company's consolidated capital expenditure plan for 2014 is approximately $460.0 million. APCo expects to invest approximately $146.0 million throughout the remainder of the fiscal year primarily in connection with the development of its

2014 Second Quarter Report	38
Algonquin Power & Utilities Corp. - Management's Discussion & Analysis

existing project pipeline. Liberty Utilities expects to invest approximately $135.0 million throughout the remainder of the fiscal year primarily to improve the reliability and efficiency of its gas, and electric utility distribution systems.
APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, bank credit facilities as well as the debt and equity capital markets to finance its property, plant and equipment expenditures and other commitments.
2014 Six Month Property Plant and Equipment Expenditures
During the six months ended June 30, 2014, APCo incurred capital expenditures of $79.0 million, as compared to $12.3 million during the comparable period in 2013. During the six months ended June 30, 2014, APCo’s Renewable Energy Division spent $76.0 million in capital expenditures as compared to $12.0 million in the comparable period in 2013. The increase is primarily due to turbine contract payments related to the Morse Wind Project, completion of construction of the Cornwall Solar Project, and costs related to the St. Damase Wind and the Bakersfield Solar Projects. APCo’s Thermal Energy Division net capital expenditures were $3.0 million, as compared to $0.3 million in the comparable period in 2013. The Thermal Division's capital expenditures consist of $0.5 million at the Windsor Locks Thermal Facility and $2.3 million at the Sanger Thermal Facility primarily related to the to interconnection upgrades for an anticipated new contract with PG&E.
During the six months ended June 30, 2014, Liberty Utilities invested $54.5 million in capital expenditures as compared to $42.9 million during the comparable period in 2013. The Liberty Utilities (West) region’s capital expenditures primarily related to improvement and replenishment at the CalPeco Electric System. The Liberty Utility (Central) region’s $13.4 million in capital expenditures was primarily related to pipe expansion and replacement activities. The Liberty Utility (East) region’s $31.4 million in capital expenditures was primarily related to completion of a second supply line, reliability enhancements, new business projects, leak prone pipe replacements, and pipeline corrosion protection systems on the EnergyNorth Gas System; the implementation of a new IT system on the Granite State Electric and EnergyNorth Gas System, and growth and system upgrades at the Peach State Gas System.
2014 Second Quarter Property Plant and Equipment Expenditures
During the three months ended June 30, 2014, APCo incurred capital expenditures of $66.3 million, as compared to $8.0 million during the comparable period in 2013. During the three months ended June 30, 2014, APCo’s Renewable Energy Division spent $64.7 million in capital expenditures as compared to $7.9 million in the comparable period in 2013. The increase is primarily due to turbine contract payments related to the Morse Wind Project, completion of construction of the Cornwall Solar Project, and costs related to the St. Damase Wind and the Bakersfield Solar Projects. APCo’s Thermal Energy Division net capital expenditures were $1.6 million, as compared to $0.1 million in the comparable period in 2013. The Thermal Division's capital expenditures consist of $0.2 million relating to the Windsor Locks Thermal Facility and $1.2 million relating to the Sanger Thermal Facility.
During the three months ended June 30, 2014, Liberty Utilities invested $35.0 million in capital expenditures as compared to $30.7 million during the comparable period in 2013. The Liberty Utilities (West) region’s capital expenditures are primarily related to improvement and replenishment at the CalPeco Electric System. The Liberty Utility (Central) region’s $7.9 million in capital expenditures was primarily related to pipe expansion and replacement activities. The Liberty Utility (East) region’s $19.2 million in capital expenditures was primarily related to completion of a second supply line, reliability enhancements, new business projects, and vehicle purchases on the Granite State Electric System, growth projects, leak prone pipe replacements, and pipeline corrosion protection systems on the EnergyNorth Gas System; the implementation of a new IT system on the Granite State Electric and EnergyNorth Gas System, and growth and system upgrades at the Peach State Gas System.
Quebec Dam Safety Act
As a result of the dam safety legislation passed in Quebec (Bill C93), APCo has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec.  Out of these, nine assessments have been submitted to and accepted by the Quebec government. The assessments have identified possible remedial work at seven facilities. Of these seven, remediation work has now been completed at three facilities, monitoring activities and options analysis are being performed for two facilities, and remedial work is being planned at two facilities.
APCo currently estimates further capital expenditures of approximately $7.3 million related to compliance with the legislation.  It is anticipated that these expenditures will be invested over a period of several years approximately as follows:

	Total	2014	2015	2016	2017
Future Estimated Bill C-93 Capital Expenditures	$7.3	0.5	3.5	3.0	0.3
The majority of these capital costs are associated with St. Alban, Belleterre, and Rivière-du-Loup Hydro Facilities.

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On May 18, 2014 the Donnacona Hydro Facility experienced ice damage during the spring thaw and has been shut down. APCo had previously planned Capital Expenditures for Donnacona in 2015 and 2016, in the amount of $7.8 million. APCo is evaluating if any of the structure could be salvaged, whether an entire re-build is required and what amounts are recoverable from its insurers.
In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.
LIQUIDITY AND CAPITAL RESERVES
APUC has revolving operating facilities available at APUC, APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Credit Facilities”).
Bank Credit Facilities
The following table sets out the amounts drawn, letters of credit issued and outstanding amounts available to APUC and its subsidiaries as at June 30, 2014 under the Credit Facilities:

	As at June 30, 2014				As at Dec 31 2013
	APUC (millions)	APCo (millions)	Liberty Utilities (millions)	Total (millions)	Total (millions)
Committed Credit Facilities	$65.0	$200.0	$213.4	$478.4	$477.7
Funds drawn on the Credit Facilities	(13.4)	(109.1)	(66.2)	(188.7)	(210.2)
Letters of Credit issued	(10.0)	(58.3)	(6.0)	(74.3)	(64.9)
Funds available for draws on the Credit Facilities	$41.6	$32.6	$141.2	$215.4	$202.6
Cash on Hand				3.4	13.8
Total liquidity and capital reserves	$41.6	$32.6	$141.2	$218.8	$216.4
As at June 30, 2014, the APUC $65.0 million senior unsecured revolving credit facility (the "APUC Credit Facility"), had drawn $13.4 million and had $10.0 million of outstanding letters of credit.
As at June 30, 2014, the APCo $200.0 million senior unsecured revolving credit facility (the “APCo Credit Facility”) had drawn $109.1 million and had $58.3 million in outstanding letters of credit.
As at June 30, 2014, the Liberty Utilities $213.4 million (U.S. $200.0 million) senior unsecured revolving credit facility (the "Liberty Credit Facility") had drawn $66.2 million and had $6.0 million of outstanding letters of credit.
On July 31, 2014, APCo increased the credit available under the APCo Credit Facility to $350 million from $200 million. The larger credit facility will be used to provide additional liquidity in support of APCo's $848 million development pipeline to be completed over the next three years. In addition to the larger size, the maturity of the credit facility has been extended from three to four years extending to July 31, 2018.
As at June 30, 2014, the weighted average tenor of APUC's total long term debt is approximately 8.1 years with an average interest rate of 4.9%.

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Contractual Obligations
Information concerning contractual obligations as of June 30, 2014 is shown below:

	Total (millions)	Due less than 1 year (millions)	Due 1 to 3 years (millions)	Due 4 to 5 years (millions)	Due after 5 years (millions)
Long-term debt obligations	$1,389.2	8.4	132.5	136.0	1,112.3
Advances in aid of construction	$78.9	1.2	—	—	77.7
Interest on long-term debt obligations	$445.2	63.3	118.2	101.4	162.3
Purchase obligations	$162.0	162.0	—	—	—
Environmental Obligations	$72.2	20.8	39.9	1.7	9.8
Derivative financial instruments:
Cross Currency Swap	$8.9	0.1	0.4	0.3	8.1
Interest rate swap	$2.4	1.9	0.5	—	—
Energy derivative contracts	$12.5	0.8	—	0.8	10.9
Capital lease obligations	$0.1	0.1	—	—	—
Capital projects	$31.6	31.6	—	—	—
Long term service agreements	$606.2	22.8	56.3	55.9	471.2
Purchased power	$85.3	62.8	22.5	—	—
Gas delivery, service and supply agreements	$186.1	52.9	49.1	26.0	58.1
Operating leases	$105.6	5.3	8.6	7.3	84.4
Other obligations	$31.1	7.7	3.9	—	19.5
Total obligations	$3,217.3	$441.7	$431.9	$329.4	$2,014.3
Equity
The shares of APUC are publicly traded on the Toronto Stock Exchange.  As at June 30, 2014, APUC had 207,455,152 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at June 30, 2014, APUC had outstanding:

•	4,800,000 cumulative rate reset preferred shares, Series A (the “Series A Shares”), yielding 4.5% annually for the initial six-year period ending on December 31, 2018;

•	100 Series C preferred shares (the "Series C Shares") that were issued in exchange for 100 Class B limited partnership units issued by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset preferred shares, Series D (the “Series D Shares”), yielding 5.0% annually for the initial five-year period ending on March 31, 2019.
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered shareholders of APUC. As at June 30, 2014 there were 46.4 million common shares representing approximately 22% of total shares outstanding that had been registered with the Reinvestment Plan. During the three and six months ended June 30, 2014 there were 581,606 and 1,083,424 common shares issued under the Reinvestment Plan. Subsequent to the end of the quarter, on July 15, 2014, there were 514,289 common shares issued under the Reinvestment Plan.
Emera ownership
As at August 14, 2014, Emera owns 50.1 million APUC common shares representing approximately 24.1% of the total outstanding common shares of the Company.

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SHARE BASED COMPENSATION PLANS
For the three and six months ended June 30, 2014, APUC recorded $0.6 million and $1.0 million (2013 - $0.6 million and $1.0 million) in total share-based compensation expense.  No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at June 30, 2014, total unrecognized compensation costs related to non-vested options and share unit awards were $3.2 million and $0.04 million respectively, and are expected to be recognized over a period of 1.96 years and 0.50 years respectively.

Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers.  Except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.
As at June 30, 2014, APUC had 5,537,127 options issued and outstanding.  APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

Performance Share Units
APUC issues performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program.  The PSUs provide for settlement in cash or shares at the election of APUC.
During the quarter, the Company settled 22,665 vested PSUs for $0.2 million in cash. The plan provides for settlement in cash or shares at the election of the Company. At the annual general meeting held on June 18, 2014, the shareholders approved a maximum of 500,000 shares issuable from Treasury to settle PSUs. With the ability to issue shares from Treasury or purchase shares on the market, the Company expects to settle the remaining PSUs in shares. As a result, the PSUs continue to be accounted for as equity awards.
As at June 30, 2014, a total of 41,425 PSU's have been granted and outstanding under the PSU plan.

Directors Deferred Share Units
APUC has a Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSU’s in cash, these DSUs are accounted for as equity awards.
As at June 30, 2014, a total of 93,940 DSUs had been granted under the DSU plan.

Employee Share Purchase Plan
APUC has an employee share purchase plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. As at June 30, 2014, a total of 169,556 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
A member of the Board of Directors of APUC is an executive at Emera Inc. ("Emera"). For the three and six months ended June 30, 2014, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,497 and U.S. $3,012 (2013 - U.S. $1,527 and U.S. $3,162 ). For the three and six months ended June 30, 2014, Liberty Utilities purchased natural gas amounting to U.S. $1,721 and U.S. $4,698 (2013 - U.S. $156 and U.S. $712) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
Ian Robertson and Chris Jarratt ("Senior Executives"), respectively Chief Executive Officer and Vice-Chair of APUC partially own an entity from which APUC leases its head office facilities. Base lease costs for the three and six months ended June 30, 2014 were $79 and $158 (2013 - $84 and $168). The current office lease for a portion of its head office facilities

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expires on December 31, 2015. On January 3, 2014, through a wholly owned subsidiary, APUC acquired a new office facility from a third party. Occupancy is expected to occur in the third quarter of 2014 at which time the currently occupied premises will be subleased to third parties.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
TREASURY RISK MANAGEMENT
APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. The risks discussed below are not intended as a complete list of all exposures that APUC may encounter. Reference should be made to APUC's most recent annual MD&A and its most recent AIF.

Market price risk
Liberty Utilities is not exposed to market price risk as rates charged to customers are stipulated by the respective regulatory bodies.
APCo has certain market price risk exposures and takes steps to mitigate those risks.
On May 15, 2012, APCo entered into a financial hedge, which expires December 31, 2016 with respect to its Dickson Dam Hydro Facility located in the Western region. The financial hedge is structured to hedge 75% of the facilities expected production volume against exposure to the Alberta Power Pool’s current spot market rates. For the unhedged portion of production, each $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of $0.2 million on an annualized basis.
The July 1, 2012 acquisition of Sandy Ridge Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period.  The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s expected production volume against exposure to PJM Western Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $0.4 million for the year.
The December 10, 2012 acquisition of Senate Wind Facility included a physical hedge which commenced on January 1, 2013 for a 15 year period. The physical hedge is structured to hedge 64% of the Senate Wind Facility’s expected production volume against exposure to ERCOT North Zone current spot market rates.  For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $1.9 million for the year.
The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s expected production volume against exposure to PJM Northern Illinois Hub current spot market rates.  For the unhedged portion of production, each $10 per MW-hr change in market prices would result in a change in revenue of about $1.9 million for the year.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure cannot be quantified as it is dependent on both the amount of shortfall, and the market price of electricity at the time of the shortfall. APCo mitigates this risk exposure by entering into hedge quantities for less than 100% of the long term average expected production thereby reducing the risk of not producing the minimum hedge quantities.
APCo entered into unit contingent financial hedges which commenced January 1, 2014 for a one year period. These hedges are structured to hedge all of the production from the facilities in excess of the production covered by the hedges described in the four preceding paragraphs. The hedges do not have a minimum volume commitment and hence the facilities do not bear any market risk associated with production. As a result, the Sandy Ridge, Senate and Minonk Wind Facilities now have hedges in place covering 100% of the energy produced.
In addition to the above noted hedges, from time to time APCo enters into short-term derivative contracts (with terms of one to three months) to further mitigate market price risk exposure due to production variability.
The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract which commenced on January 1, 2013 for a 20 year period. The power sales contract is structured to hedge the preponderance of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates.  For the unhedged portion of production based on expected long term average production, each $10 per MW-hr change in market prices would result in a change in revenue of about $0.4 million for the year.

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Interest rate risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to interest rate risk. Borrowings subject to variable interest rates are as follows:

•
The APUC Credit Facility is subject to a variable interest rate. The APUC Credit Facility had $13.4 million outstanding as at June 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually.

•	The APCo Credit Facility had $109.1 million outstanding as at June 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.1 million annually.

•
APCo’s project debt at its Sanger Thermal Facility has a balance of $20.5 million as at June 30, 2014. Assuming the current level of borrowings over an annual basis, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually.

•
The Shady Oaks Senior Debt Facility had $84.3 million outstanding as at June 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually.

•
The Liberty Credit Facility had $66.2 million outstanding as at June 30, 2014. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually.

APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.

Liquidity risk
Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due.
Both APCo and Liberty Utilities have established financing platforms to access new liquidity from the capital markets as requirements arise. APUC continually monitors the maturity profile of its debt and adjusts accordingly to ensure sufficient liquidity exists at each of APCo and Liberty Utilities to meet their liabilities when due.
As at June 30, 2014, APUC and its subsidiaries had a combined $215.4 million of committed and available credit facilities remaining and $3.4 million of cash resulting in $218.8 million of total liquidity and capital reserves.
APUC currently pays a dividend of U.S. $0.35 per common share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements and to fund working capital that, in its judgment, ensures APUC’s long-term success.
The long term portion of debt totals approximately $1,389.2 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the credit facilities and project debt with borrowings having less favorable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted.
The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

Commodity price risk
APCO's exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) and Liberty Utilities (East) regions. Additionally, Liberty Utilities is exposed to natural gas price risk in its Liberty Utilities (Central) and Liberty Utilities (East) regions. See APUC's audited consolidated financial statements for the years ended December 31, 2013 and 2012 for discussion of this risk.
OPERATIONAL RISK MANAGEMENT
APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.
There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour

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relations, reliance on key customers, and environmental health and safety considerations. A further assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies
APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery. The following are material updates to the First Quarter 2014 MD&A.
Trafalgar proceedings
The court has approved the bid procedures for the sale of the Trafalgar facilities.
Côte Ste-Catherine Water Lease Dues
The parties are attempting to resolve this matter through good faith negotiations.
Long Sault Global Adjustment Claim
The Application was heard in May 2014 and the parties are awaiting the judge's decision.
Conex Energy-Canada, LLC and Conex Energy, Inc. breach of contract claim
On October 31, 2013, the plaintiffs filed a complaint for, among other things, alleged breach of a confidential agreement in relation to the development and construction of the 10-megawatt solar photovoltaic Cornwall Solar project in Ontario, Canada. APCo filed a motion to dismiss the compliant. On July 25, 2014, the United States District Court, District of South Dakota, Southern Division, dismissed the case "without prejudice" against the defendants for lack of personal jurisdiction.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarter ended June 30, 2014:

Millions of dollars (except per share amounts)	3rd Quarter 2013	4th Quarter 2013	1st Quarter 2014	2nd Quarter 2014
Revenue	$127.9	$205.3	$343.5	$189.3
Adjusted EBITDA	40.5	67.6	97.5	66.4
Net earnings / (loss) attributable to shareholders from continuing operations	6.3	19.8	35.6	15.3
Net earnings / (loss) attributable to shareholders	6.0	13.1	35.9	14.6
Net earnings / (loss) per share from continuing operations	0.02	0.09	0.16	0.06
Net earnings / (loss) per share	0.02	0.06	0.17	0.06
Adjusted net earnings	6.9	18.5	36.8	16.5
Adjust net earnings per share	0.03	0.08	0.17	0.07
Total Assets	3,156.4	3,472.6	3,652.7	3,561.9
Long term debt[1]	1,092.0	1,255.6	1,409.4	1,389.3
Dividend declared per common share	0.09	0.09	0.09	0.09
	3rd Quarter 2012	4th Quarter 2012	1st Quarter 2013	2nd Quarter 2013
Revenue	$93.0	$138.9	$193.1	$148.8
Adjusted EBITDA	20.8	24.0	61.8	56.5
Net earnings / (loss) attributable to shareholders from continuing operations	(0.6)	6.8	20.4	15.8
Net earnings/(loss) attributable to shareholders	(0.2)	6.4	19.2	(18.1)
Net earnings / (loss) per share from continuing operations	—	0.04	0.10	0.08
Net earnings/(loss) per share	—	0.03	0.10	(0.09)
Adjusted net earnings	1.1	6.5	19.4	15.4
Adjust net earnings per share	0.01	0.03	0.10	0.08
Total Assets	1,967.1	2,779.0	2,990.7	3,201.8
Long term debt[1]	705.1	770.8	917.5	1,091.5
Dividend declared per common share	0.08	0.08	0.08	0.09

1	Long term debt includes current and long term portion of debt and convertible debentures
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A. In addition the company has completed a series of growth initiatives through various acquisitions in both the APCo and Liberty Utilities businesses that have positively impacted growth of APUC.
Quarterly revenues have fluctuated between $93.0 million and $343.5 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations especially in respect of natural gas sales in the winter months, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from U.S. operations.
Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $35.9 million and a net loss of $18.1 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS
Internal controls over financial reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting.  Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
During the quarter ended June 30, 2014, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting.  APUC continues to implement its internal control structure over the operations of the acquired businesses discussed above.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP.  The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.

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Management believes there has been no material changes during the three and six months ended June 30, 2014 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2013 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com.

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